As filed with the Securities and Exchange Commission on February 11, 2005
Registration No. 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

PARADIGM HOLDINGS, INC.
(Name of registrant as specified in its charter)

Wyoming	5045	83-0211506
(State or Other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)

Raymond Huger
2600 Towers Oaks Boulevard		2600 Towers Oaks Boulevard
Suite 500		Suite 500
Rockville, Maryland 20852		Rockville, Maryland 20852
(301) 468-1200		(301) 468-1200
(Address and telephone number		(Name, address, and telephone
of principal executive offices)		number of agent for service)
Copies to:
Clayton E. Parker, Esq.		Ronald S. Haligman, Esq.
Kirkpatrick & Lockhart LLP		Kirkpatrick & Lockhart LLP
201 South Biscayne Boulevard		201 South Biscayne Boulevard
Suite 2000		Suite 2000
Miami, Florida 33131		Miami, Florida 33131
Telephone: (305) 539-3300		Telephone: (305) 539-3300
Telecopier: (305) 358-7095		Telecopier: (305) 358-7095

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier of the effective registration statement for the offering. ☐

If this is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee
Common stock, par value $0.01 per share	5,662,149 Shares	$3.25	$18,401,984.25	$2,165.91
TOTAL	5,662,149 Shares	$3.25	$18,401,984.25	$2,165.91

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. For the purposes of this table, we have used the average of the closing bid and asked prices as of February 7, 2005

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED FEBRUARY 11, 2005

PARADIGM HOLDINGS, INC.
5,662,149 SHARES OF COMMON STOCK

This Prospectus relates to the sale of up to 5,662,149 shares of Paradigm Holdings' common stock by certain persons, who are, or will become, stockholders of Paradigm Holdings. The selling stockholders consist of:

•	Raymond Huger, our Chairman of the Board of Directors and Chief Executive Officer, who intends to sell up to 1,797,633 shares of common stock previously issued to him.

•	Harry Kaneshiro, an Executive Vice President of Paradigm Solutions Corporation, our wholly-owned subsidiary, who intends to sell up to 922,833 shares of common stock previously issued to him.

•	Samar Ghadry, a Senior Vice President of Paradigm Solutions Corporation, our wholly-owned subsidiary, who intends to sell up to 779,333 shares of common stock previously issued to her.

•	J. Paul Consulting and Shortline Equity Partners, Inc., which intend to sell up to 1,054,411 and 1,107,939 shares of common stock respectively issued as a consulting fees.

Please refer to "Selling Stockholders" beginning on page 13.

Paradigm Holdings is not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. All costs associated with this registration will be borne by us.

The shares of common stock are being offered for sale by the selling stockholders at prices established on the Over-the-Counter Bulletin Board during the term of this offering. These prices will fluctuate based on the demand for the shares of common stock. On February 4, 2005, the last reported sales price of our common stock was $3.75 per share.

Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol "PDHO."

These securities are speculative and involve a high degree of risk. Please refer to "Risk Factors" beginning on page 5.

No underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. This offering will terminate 24 months after the accompanying registration statement is declared effective by the Securities and Exchange Commission. None of the proceeds from the sale of stock by the selling stockholder will be placed in escrow, trust or any similar account.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is __________, 2005

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
THE OFFERING	2
SUMMARY CONSOLIDATED FINANCIAL INFORMATION	3
RISK FACTORS	5
FORWARD-LOOKING STATEMENTS	12
SELLING STOCKHOLDERS	13
USE OF PROCEEDS	14
PLAN OF DISTRIBUTION	15
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	16
DESCRIPTION OF BUSINESS	21
MANAGEMENT	30
FISCAL YEAR END OPTIONS/SAR VALUES	33
DESCRIPTION OF PROPERTY	34
LEGAL PROCEEDINGS	35
PRINCIPAL SHAREHOLDERS	36
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	37
MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS	38
DESCRIPTION OF SECURITIES	39
EXPERTS	40
LEGAL MATTERS	40
AVAILABLE INFORMATION	40
FINANCIAL STATEMENTS	F-1
PART II	II-1

Our audited financial statements for the fiscal year December 31, 2003 are contained herein.

PROSPECTUS SUMMARY

The following Prospectus Summary contains the most material information on Paradigm Holdings, Inc. You should read the entire Prospectus carefully, including "Risk Factors" and our Financial Statements and the notes to the Financial Statements before making any investment decision.

Our Company

•	Raymond Huger, our Chairman of the Board of Directors and Chief Executive Officer, who intends to sell up to 1,797,633 shares of common stock previously issued to him.

•	Harry Kaneshiro, an Executive Vice President of Paradigm Solutions Corporation, our wholly-owned subsidiary, who intends to sell up to 922,833 shares of common stock previously issued to him.

•	Samar Ghadry, a Senior Vice President of Paradigm Solutions Corporation, our wholly-owned subsidiary, who intends to sell up to 779,333 shares of common stock previously issued to her.

•	J. Paul Consulting and Shortline Equity Partners, Inc., which intend to sell up to 1,054,411 and 1,107,939 shares of common stock respectively issued as a consulting fees.

About Us

Our principal place of business is located at 2600 Tower Oaks Boulevard, Suite 500, Rockville, Maryland 20852, and our telephone number at that address is (301) 468-1200.

THE OFFERING

This offering relates to the sale of common stock by certain persons who are, or will become, our stockholders. The selling stockholders consist of:

•	Raymond Huger, our Chairman of the Board of Directors and Chief Executive Officer, who intends to sell up to 1,797,633 shares of common stock previously issued to him.

•	Harry Kaneshiro, an Executive Vice President of Paradigm Solutions Corporation, our wholly-owned subsidiary, who intends to sell up to 922,833 shares of common stock previously issued to him.

•	Samar Ghadry, a Senior Vice President of Paradigm Solutions Corporation, our wholly-owned subsidiary, who intends to sell up to 779,333 shares of common stock previously issued to her

•	J. Paul Consulting and Shortline Equity Partners, Inc., which intend to sell up to 1,054,411 and 1,107,939 shares of common stock respectively issued as a consulting fees.

Common Stock Offered	5,662,149
Offering Price	Market price
Common Stock Outstanding Before The Offering(1)	20,000,000 shares
Common Stock Outstanding After The Offering(2)	20,000,000
Use Of Proceeds
We will not receive any of the proceeds from the sale of stock by the selling stockholder. Any proceeds we receive from the exercise of options for which we are registering the underlying shares of common stock will be used to finance acquisitions and general working capital purposes. See "Use of Proceeds."

Risk Factors
The securities offered hereby involve a high degree of risk and immediate substantial dilution and should not be purchased by investors who cannot afford the loss of their entire investment. See "Risk Factors" and "Dilution."

Dividend Policy	We do not intend to pay dividends on our common stock. We plan to retain any earnings for use in the operation of our business and to find future growth.
Over-The-Counter Bulletin Board Symbol	PDHO
__________
(1)	Based on shares outstanding as of February 4, 2005.
(2)	Assumes that all shares of common stock underlying options, which are offered under this Prospectus, are issued.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

•
The following is a summary of our Financial Statements, which are included elsewhere in this Prospectus. You should read the following data together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this Prospectus as well as with our Financial Statements and the notes therewith. Effective November 5, 2004, we revoked our S-Corporation status and became a C Corporation. As an S-Corporation, the income tax attributes of the Company were reported on the Stockholders' personal income tax returns. After the revocation of the S election, we will be responsible for income taxes generated as a result of reporting taxable income. The financial statements as of September 30, 2004 and 2003 and for the nine month periods then ended are unaudited and include a pro-forma adjustment to provide for income taxes as if we had been a C Corporation during these periods of operation. The financial statements as of December 31, 2003 and 2002 and for the years then ended are based on our audited financial statements with a pro-forma adjustment to provide for income taxes as if we had been a C Corporation during these periods of operation.

	FOR THE NINE MONTHS ENDED	FOR THE NINE MONTHS ENDED	FOR THE YEAR ENDED	FOR THE YEAR ENDED
	SEPTEMBER 30, 2004	SEPTEMBER 30, 2003	DECEMBER 31, 2003	DECEMBER 31, 2002
STATEMENT OF OPERATION DATA:	(Pro forma)	(Pro forma)	(Pro forma)	(Pro forma)

Contract revenue
Service contracts	$29,742,079	$26,441,540	$36,091,375	$26,656,972
Repair and maintenance contracts	16,970,005	10,727,165	15,114,617	11,016,120
Total contract revenue	46,712,084	37,168,705	51,205,992	37,673,092

Cost of revenue
Service contracts	20,291,418	19,574,122	26,282,131	19,189,806
Repair and maintenance contracts	14,367,487	8,796,275	12,468,283	9,051,552
Total cost of revenue	34,658,905	28,370,397	38,750,414	28,241,358

Gross margin	12,053,179	8,798,307	12,455,578	9,431,734

Indirect costs	11,833,540	8,210,885	12,021,115	7,076,113

Income from operations	219,639	587,423	434,463	2,355,621

Total other (expense) income	(34,882)	(70,237)	(2,712)	32,282

Net income before taxes	184,757	517,185	431,751	2,387,903

Income tax provision	$73,903	$206,874	$172,700	$955,161

Net income	$110,854	$310,311	$259,051	$1,432,742

Basic and diluted net income per common share	$0.01	$0.02	$0.02	$0.08

Weighted average common shares outstanding	17,500,000	17,500,000	17,500,000	17,500,000

	September 30, 2004	December 31, 2003	December 31, 2002
BALANCE SHEET DATA:	(Proforma)	(Proforma)	(Proforma)

Current assets
Cash	$655,740	$17,890	$630,847
Accounts receivable - contracts	10,210,070	14,494,968	8,511,109
Current portion of notes receivable - stockholder	--	--	20,861
Prepaid expenses and other current assets	1,251,863	2,778,410	1,383,962
Total current assets	12,117,673	17,291,268	10,546,779

Total property and equipment	1,495,794	1,219,424	274,806
Less: accumulated depreciation	(423,848)	(204,690)	(119,324)

Net property and equipment	1,071,946	1,014,734	155,482

Total other assets	76,207	76,207	45,717

Total assets	$13,265,826	$18,382,209	$10,747,978

Current liabilities
Bank overdraft	$--	$695,980	$1,331,365
Note payable - line of credit	--	3,000,000	358,819
Accounts payable	2,334,490	4,514,721	2,550,592
Deferred revenue	1,807,519	2,328,690	--
Accrued wages and payroll taxes	2,682,828	1,601,297	812,444
Income tax provision	73,903	172,700	955,161
Total current liabilities	6,898,740	12,313,388	6,608,381

Long-term liabilities
Deferred rent	129,723	115,012	--

Total liabilities	$7,028,463	$12,428,400	$6,008,381

Total stockholders' equity	$6,237,363	$5,953,809	$4,739,597

Total liabilities and stockholders' equity	$13,265,826	$18,382,209	$10,747,978

RISK FACTORS

WE ARE SUBJECT TO VARIOUS RISKS THAT MAY MATERIALLY HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS FILING BEFORE DECIDING TO PURCHASE OUR COMMON STOCK. IF ANY OF THESE RISKS OR UNCERTAINTIES ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE MATERIALLY HARMED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

Risks Related To Our Business

We May Need To Raise Additional Capital To Finance Operations

We have relied on significant external financing to fund our operations. As of December 31, 2003, we had $17,890 in cash and our total current assets were $17,291,268. We will need to raise additional capital to fund our anticipated operating expenses and future expansion. Among other things, external financing may be required to cover our operating costs. If we do not maintain profitable operations, it is unlikely that we will be able to secure additional financing from external sources. As of January 31, 2005, we estimate that we will require $2,500,000 to fund our anticipated operating expenses for the next twelve months. The sale of our common stock to raise capital may cause dilution to our existing shareholders. Any of these events would be materially harmful to our business and may result in a lower stock price. Our inability to obtain adequate financing may result in the need to curtail business operations and you could lose your entire investment. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our Common Stock May Be Affected By Limited Trading Volume And May Fluctuate Significantly

Our common stock is traded on the Over-the-Counter Bulletin Board. Prior to this offering, there has been a limited public market for our common stock and there can be no assurance that an active trading market for our common stock will develop. As a result, this could adversely affect our shareholders' ability to sell our common stock in short time periods, or possibly at all. Our common stock is thinly traded compared to larger, more widely known companies in the information technology services industry. Thinly traded common stock can be more volatile than common stock traded in an active public market. The average daily trading volume of our common stock in January 2005 was 1000 shares per day. Our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially.

All Of Our Revenues Would Be Substantially Threatened If Our Relationships With Agencies Of The Federal Government Were Harmed

Our largest clients are agencies of the federal government. If the federal government in general, or any significant government agency, uses less of our services or terminates its relationship with us, our revenues could decline substantially. We could be forced to curtail or cease our business operations. During the three months ending September 30, 2004, contracts with the federal government and contracts with prime contractors of the federal government accounted for approximately 99% of our revenues. During that same period, our five largest clients, all agencies of the federal government, generated approximately 93% of our revenues. We believe that federal government contracts are likely to continue to account for a significant portion of our revenues for the foreseeable future. The volume of work that we perform for a specific client, however, is likely to vary from year to year, and a significant client in one year may not use our services as extensively, or at all, in a subsequent year.

Our Government Contracts May Be Terminated Prior To Their Completion, And, If We Do Not Replace Them, Our Operating Results May be Harmed

We derive substantially all of our revenues from government contracts that typically are awarded through competitive processes and span a one year base period and one or more option years. The unexpected termination or non-renewal of one or more of our significant contracts could result in significant revenue shortfalls and we could be forced to curtail or cease our business operations. Our clients generally have the right not to exercise the option periods. In addition, our contracts typically contain provisions permitting an agency to terminate the contract on short notice, with or without cause. Following termination, if the client requires further services of the type provided in the contract, there is frequently a competitive re-bidding process. We may not win any particular re-bid or be able to successfully bid on new contracts to replace those that have been terminated. Even if we do win the re-bid, we may experience revenue shortfalls in periods where we anticipated revenues from the contract rather than its termination and subsequent re-bidding. These revenue shortfalls could harm operating results for those periods and we could be forced to curtail or cease our business operations.

Our Relatively Fixed Operating Expenses Expose Us To Greater Risk Of Incurring Losses

We incur costs based on our expectations of future revenues. Our operating expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated variations in the number or size of engagements in progress. These factors make it difficult for us to predict our revenues and operating results. If we fail to predict our revenues accurately, it may seriously harm our financial condition and we could be forced to curtail or cease our business operations.

A reduction in or the termination of our services could lead to underutilization of our employees and could harm our operating results.

Our employee compensation expenses are relatively fixed. Therefore, if a client defers, modifies or cancels an engagement or chooses not to retain us for additional phases of a project, our operating results will be harmed unless we can rapidly redeploy our employees to other engagements in order to minimize underutilization. If we fail to redeploy our employees, we could be forced to curtail or cease our business operations.

We Must Recruit And Retain Qualified Professionals To Succeed In Our Labor Intensive Business

Our future success depends in large part on our ability to recruit and retain qualified professionals skilled in complex information technology services and solutions. Such personnel as Java developers and other hard-to-find information technology professionals are in great demand and are likely to remain a limited resource in the foreseeable future. Competition for qualified professionals is intense. Any inability to recruit and retain a sufficient number of these professionals could hinder the growth of our business. The future success of Paradigm Holdings will depend on our ability to attract, train, retain and motivate direct sales, customer support and highly skilled management and technical employees. We may not be able to successfully expand its direct sales force, which would limit our ability to expand our customer base. Further, we may not be able to hire highly trained consultants and support engineers which would make it difficult to meet our clients' demands. If we cannot successfully identify and integrate new employees into its business, we will not be able to manage our growth effectively and we could be forced to curtail our business operations.

Because a significant component of our growth strategy relates to increasing our revenue from sales of our services and software, our growth strategy will be adversely affected if we are unable to develop and maintain an effective sales force to market our services to our federal and commercial customers. Our sales force currently consists of seven people. A key component of our growth strategy is the recruitment of ten additional sales executives. Our effort to build an effective sales force may not be successful and, therefore, we could be forced to curtail our business operations.

We May Lose Money On Fixed Price Contracts If We Miscalculate The Resources We Need To Complete The Contract

We derived approximately 52% of our revenues in the three months ending September 30, 2004 from fixed-price contracts. We anticipate a material portion of our future engagements will continue to be contracted at a fixed price. Unlike time and materials contracts, for which we are reimbursed based on our actual expenditures of resources, fixed-price contracts require us to price our contracts by predicting our expenditures in advance. If we miscalculate the resources we need to complete fixed-price engagements, our operating results could be seriously harmed because we are not compensated for the higher costs. The risk that we may miscalculate the resources we need is higher because we work with complex technologies in compressed time frames. If we miscalculate resources needed under our contracts, we could be forced to curtail our business operations.

We Could Lose Revenues And Clients And Expose Our Company To Liability If We Fail To Meet Client Expectations

We create, implement and maintain technology solutions that are often critical to our clients' operations. If our technology solutions or other applications have significant defects or errors or fail to meet our clients' expectations, we may:

•	Lose revenues due to adverse client reaction;

•	Be required to provide additional remediation services to a client at no charge;

•	Receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain clients; or

•	Suffer claims for substantial damages against us, regardless of our responsibility for the failure.

While many of our contracts limit our liability for damages that may arise from negligent acts, errors, mistakes or omissions in rendering services to our clients, we cannot be sure that these contractual provisions will protect us from liability for damages if we are sued. Furthermore, our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims or the insurer may disclaim coverage as to any future claim. The successful assertion of any large claim against us could force us to curtail or cease our business operations. Even if not successful, such claims could result in significant legal and other costs and may be a distraction to management.

Security Breaches In Sensitive Government Systems Could Result In The Loss Of Clients And Negative Publicity

Some of the systems we develop involve managing and protecting information involved in sensitive government functions. A security breach in one of these systems could cause serious harm to our business, could result in negative publicity and could prevent us from having further access to such critically sensitive systems or other similarly sensitive areas for other government clients, which could force us to curtail or cease our business operations. Losses that we could incur from such a security breach could exceed the policy limits that we are currently putting in place under the "errors and omissions" liability insurance.

If We Cannot Obtain The Necessary Security Clearances, We May Not Be Able To Perform Classified Work For The Government And Our Revenues May Suffer

Government contracts require us, and some of our employees, to maintain security clearances. If we lose or are unable to obtain security clearances, the client can terminate the contract or decide not to renew it upon its expiration. As a result, to the extent we cannot obtain the required security clearances for our employees working on a particular engagement, we may not derive the revenue anticipated from the engagement, which, if not replaced with revenue from other engagements, could force us to curtail or cease our business operations.

We Depend On Our Senior Management Team, And The Loss Of Any Member May Adversely Affect Our Ability To Obtain And Maintain Clients

We believe that our success depends on the continued employment of our senior management team. We have key executive life insurance policies for each member of the team for up to $1 million. This includes Raymond Huger, Chairman & CEO; Frank Jakovac, President & COO; and Mark Serway, SVP & CFO. Their dependence is particularly important to our business because personal relationships are a critical element of obtaining and maintaining client engagements. If one or more members of our senior management team were unable or unwilling to continue in their present positions, such persons would be difficult to replace and our business could be seriously harmed. Furthermore, clients or other companies seeking to develop in-house capabilities may attempt to hire some of our key employees. Employee defections to clients or competitors would not only result in the loss of key employees but could also result in the loss of a client relationship or a new business opportunity. Any losses of client relationships could seriously harm our business and force us to curtail or cease our business operations.

We May Not Be Able To Successfully Identify, Manage And Integrate Future Acquisitions, Which May Harm Our Operating Results

In the future, we may try to acquire companies or businesses that are complementary to ours. However, we have no immediate plans or current agreements to acquire any additional companies or businesses, and we cannot make an assurance that we will identify appropriate acquisition candidates. If we do identify an appropriate acquisition candidate, we cannot make an assurance that we would be able to successfully negotiate the terms of an acquisition, finance the acquisition or integrate the acquired business into our existing business. Negotiations of potential acquisitions and the integration of an acquired business could disrupt our business by diverting management away from day-to-day operations. Further, failure to successfully integrate any acquisition may cause significant operating inefficiencies and force us to curtail or cease our business operations. Consummating a merger could require us to raise additional funds through additional equity or debt financing. Additional equity financing could result in further dilution of the per share value of stock. Additional debt financing could force us to accept contractual limitations that could harm our ability to grow.

Audits Of Our Government Contracts May Result In A Reduction In The Revenue We Receive From Those Contracts Or May Result In Civil Or Criminal Penalties That Could Harm Our Reputation

Federal government agencies routinely audit government contracts. These agencies review a contractor's performance on its contract, pricing practices, cost structure and compliance with applicable laws, regulations and standards. An audit could result in a substantial adjustment to our revenues because any costs found to be improperly allocated to a specific contract will not be reimbursed, while improper costs already reimbursed must be refunded. If a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with federal government agencies. In addition, if allegations of impropriety were made against us or we could be forced to curtail or cease our business operations.

We May Be Liable For Penalties Under A Variety Of Procurement Rules And Regulations, And Changes In Government Regulations Could Slow Our Growth Or Reduce Our Profitability

We must comply with and are affected by federal government regulations relating to the formation, administration and performance of government contracts. These regulations affect how we do business with our clients and may impose added costs on our business. Any failure to comply with applicable laws and regulations could result in contract termination, price or fee reductions or suspension or debarment from contracting with the federal government, which could force us to curtail or cease our business operations. Further, the federal government may reform its procurement practices or adopt new contracting methods relating to the GSA Schedule or other government-wide contract vehicles. If we are unable to successfully adapt to those changes, our business could be seriously harmed.

Our Failure To Adequately Protect Our Confidential Information And Proprietary Rights May Harm Our Competitive Position

While our employees execute confidentiality agreements, we cannot guarantee that this will be adequate to deter misappropriation of our confidential information. In addition, we may not be able to detect unauthorized use of our intellectual property in order to take appropriate steps to enforce our rights. If third parties infringe or misappropriate our copyrights, trademarks or other proprietary information, our competitive position could be seriously harmed, which could force us to curtail or cease our business operations. In addition, other parties may assert infringement claims against us or claim that we have violated their intellectual property rights. Such claims, even if not true, could result in significant legal and other costs and may be a distraction to management.

Risks Related To The Information Technology Solutions And Services Market Competition Could Result In Price Reductions, Reduced Profitability And Loss Of Market Share

Competition in the federal marketplace for information technology solutions and services is intense. If we are unable to differentiate our offerings from those of our competitors, our revenue growth and operating margins may decline, which could force us to curtail or cease our business operations. Many of our competitors are larger and have greater financial, technical, marketing and public relations resources, larger client bases and greater brand or name recognition than Paradigm. Our larger competitors may be able to provide clients with additional benefits, including reduced prices. We may be unable to offer prices at those reduced rates, which may cause us to lose business and market share. Alternatively, we could decide to offer the lower prices, which could harm our profitability. If we fail to compete successfully, our business could be seriously harmed, which could force us to curtail or cease our business operations.

Our current competitors include, and may in the future include, information technology services providers and large government contractors such as QSS Group, Pragmatics, Computer & Hi-Tech Management, Inc. Booz-Allen & Hamilton, Computer Sciences Corporation, RSIS, SRA, ATS, Electronic Data Systems, PEC Solutions, Science Applications International Corporation, and Lockheed Martin.

Current and potential competitors also have established or may establish cooperative relationships among themselves or with third parties to increase their ability to address client needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, some of our competitors may develop services that are superior to, or have greater market acceptance than, the services that we offer.

Our Growth Will Be Harmed If A Viable Market For Government Information Technology Services Is Not Sustained

We cannot be certain that a viable government market for technology services will be sustainable. If this market is not sustained and we are unable to refocus our services on the private sector market or other in-demand technologies, our growth would be negatively affected.

Although government agencies have recently increased focus on and funding for technology initiatives, we cannot be certain that these initiatives will continue in the future. Budget cutbacks or political changes could result in a change of focus or reductions in funding for technology initiatives, which could force us to curtail or cease our business operations.

Risks Related To The Ownership Of Our Common Stock, Quarterly Revenues And Operating Results Could Be Volatile And May Cause Our Stock Price To Fluctuate

The rate at which the federal government procures technology may be negatively affected following changes in Presidential administrations and in senior government officials. As a result, our operating results could be volatile and difficult to predict, and period-to-period comparisons of our operating results may not be a good indication of our future performance.

A significant portion of our operating expenses, such as personnel and facilities costs, are fixed in the short term. Therefore, any failure to generate revenues according to our expectations in a particular quarter could result in reduced income in the quarter. In addition, our quarterly operating results may not meet the expectations of securities analysts or investors, which in turn may have an adverse affect on the market price of our common stock.

Our Common Stock Is Deemed To Be "Penny Stock," Which May Make It More Difficult For Investors To Sell Their Shares Due To Suitability Requirements

Our common stock is deemed to be "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. Penny stocks are stock:

•	With a price of less than $5.00 per share;

•	That are not traded on a "recognized" national exchange;

•	Whose prices are not quoted on the Nasdaq automated quotation system (Nasdaq listed stock must still have a price of not less than $5.00 per share); or

•
In issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline.

Future Acquisitions May Disrupt Our Business And Deplete Our Financial Resources

Any future acquisitions we make could disrupt our business and seriously harm our financial condition. We intend to consider investments in complementary companies, products and technologies. While we have no current agreements to do so, we anticipate buying businesses, products and/or technologies in the future in order to fully implement our business strategy. In the event of any future acquisitions, we may:

•	issue stock that would dilute our current stockholders' percentage ownership;

•	incur debt;

•	assume liabilities;

•	incur amortization expenses related to goodwill and other intangible assets; or

•	incur large and immediate write-offs.

The use of debt or leverage to finance our future acquisitions should allow us to make acquisitions with an amount of cash in excess of what may be currently available to us. If we use debt to leverage up our assets, we may not be able to meet our debt obligations if our internal projections are incorrect or if there is a market downturn. This may result in a default and the loss in foreclosure proceedings of the acquired business or the possible bankruptcy of our business.

Our operation of any acquired business will also involve numerous risks, including:

•	integration of the operations of the acquired business and its technologies or products;

•	unanticipated costs;

•	diversion of management's attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have limited prior experience; and

•	potential loss of key employees, particularly those of the purchased organizations.

Investors Should Not Rely On An Investment In Our Stock For The Payment Of Cash Dividends

We have not paid any cash dividends on our capital stock and we do not anticipate paying cash dividends in the future. Investors should not make an investment in our common stock if they require dividend income. Any return on an investment in our common stock will be as a result of any appreciation, if any, in our stock price.

RISKS RELATED TO THIS OFFERING

Future Sales By Our Stockholders May Adversely Affect Our Stock Price And Our Ability To Raise Funds In New Stock Offerings

Sales of our common stock in the public market following this offering could lower the market price of our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable or at all. Some of our shareholders, including officers and directors are the holders of "restricted securities". These restricted securities may be resold in the public market only if registered or pursuant to an exemption from registration. Some of these shares may be resold under Rule 144. As of February 4, 2005, approximately 19,500,000 shares of our common stock are deemed restricted. Five million six hundred sixty-two thousand one hundred forty-nine (5,662,149) of these shares of common stock may be immediately resold in the public market upon effectiveness of the accompanying registration statement.

The Selling Stockholders Intend To Sell Their Shares Of Common Stock In The Market, Which Sales May Cause Our Stock Price To Decline

The selling stockholders intend to sell in the public market the shares of common stock being registered in this offering. That means that up to 5,662,149 shares of common stock, the number of shares being registered in this offering may be sold. Such sales may cause our stock price to decline.

The Sale Of Material Amounts Of Common Stock Under The Accompanying Registration Statement Could Encourage Short Sales By Third Parties

The significant downward pressure on our stock price caused by the sale of a significant number of shares registered in the accompanying registration statement could cause our stock price to decline, thus allowing short sellers of our stock an opportunity to take advantage of any decrease in the value of our stock. The presence of short sellers in our common stock may further depress the price of our common stock.

The Price You Pay In This Offering Will Fluctuate

The price in this offering will fluctuate based on the prevailing market price of the common stock on the Over-the-Counter Bulletin Board. Accordingly, the price you pay in this offering may be higher or lower than the prices paid by other people participating in this offering.

FORWARD-LOOKING STATEMENTS

Risks Associated With Forward-Looking Statements

This Prospectus contains certain forward-looking statements regarding management's plans and objectives for future operations including plans and objectives relating to our planned marketing efforts and future economic performance. The forward-looking statements and associated risks set forth in this Prospectus include or relate to, among other things, (a) our projected sales and profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our ability to obtain and retain sufficient capital for future operations, and (e) our anticipated needs for working capital. These statements may be found under "Management's Discussion and Analysis or Plan of Operations" and "Business," as well as in this Prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this Prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Prospectus will in fact occur.

The forward-looking statements herein are based on current expectations that involve a number of risks and uncertainties. Such forward-looking statements are based on assumptions that there will be no material adverse competitive or technological change in conditions in our business, that demand for our products will significantly increase, that our President and Chief Executive Officer will remain employed as such, that our forecasts accurately anticipate market demand, and that there will be no material adverse change in our operations or business or in governmental regulations affecting us or our manufacturers and/or suppliers. The foregoing assumptions are based on judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Accordingly, although we believe that the assumptions underlying the forward-looking statements are reasonable, any such assumption could prove to be inaccurate and therefore there can be no assurance that the results contemplated in forward-looking statements will be realized. In addition, as disclosed elsewhere in the "Risk Factors" section of this prospectus, there are a number of other risks inherent in our business and operations which could cause our operating results to vary markedly and adversely from prior results or the results contemplated by the forward-looking statements. Growth in absolute and relative amounts of cost of goods sold and selling, general and administrative expenses or the occurrence of extraordinary events could cause actual results to vary materially from the results contemplated by the forward-looking statements. Management decisions, including budgeting, are subjective in many respects and periodic revisions must be made to reflect actual conditions and business developments, the impact of which may cause us to alter marketing, capital investment and other expenditures, which may also materially adversely affect our results of operations. In light of significant uncertainties inherent in the forward-looking information included in this prospectus, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.

Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. Any statement in this prospectus and in the documents incorporated by reference into this prospectus that is not a statement of an historical fact constitutes a "forward-looking statement". Further, when we use the words "may", "expect", "anticipate", "plan", "believe", "seek", "estimate", "internal", and similar words, we intend to identify statements and expressions that may be forward- looking statements. We believe it is important to communicate certain of our expectations to our investors. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions that could cause our future results to differ materially from those expressed in any forward-looking statements. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements. Important factors that may cause our actual results to differ from such forward-looking statements include, but are not limited to, the risk factors discussed below. Before you invest in our common stock, you should be aware that the occurrence of any of the events described under "Risk Factors" below or elsewhere in this Prospectus could have a material adverse effect on our business, financial condition and results of operation. In such a case, the trading price of our common stock could decline and you could lose all or part of your investment.

SELLING STOCKHOLDERS

The following table presents information regarding the selling stockholders. A description of each selling shareholder's relationship to Paradigm Holdings and how each selling shareholder acquired the shares to be sold in this offering is detailed in the information immediately following this table.

Selling Stockholder	Shares Beneficially Owned Before Offering	Percentage of Outstanding Shares Beneficially Owned Before Offering(1)	Shares to be Sold in the Offering	Percentage of Outstanding Shares Beneficially Owned After Offering
Raymond Huger	12,775,000	63.88%	1,797,633	54.89%
Harry Kaneshiro	3,150,000	15.75%	922,833	11.14%
Samar Ghadry	1,575,000	7.88%	779,333	3.98%
J. Paul Consulting	1,054,411	5.27%	1,054,411	0%
Shortline Equity Partners, Inc.	1,107,939	5.54%	1,107,939	0%

_______________
*	Less than 1%.

(1)
Applicable percentage of ownership is based on 20,000,000 shares of common stock outstanding as of February 4, 2005, together with securities exercisable or convertible into shares of common stock within 60 days of February 4, 2005, for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of February 4, 2005 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Note that affiliates are subject to Rule 144 and Insider trading regulations - percentage computation is for form purposes only.

The following information contains a description of each selling shareholder's relationship to Paradigm Holdings and how each selling shareholder acquired the shares to be sold in this offering. None of the selling stockholders have held a position or office, or had any other material relationship, with Paradigm Holdings, except as follows:

Raymond Huger, our Chairman of the Board of Directors and Chief Executive Officer, received his shares as a result of the tax free exchange among Paradigm Holdings, Paradigm Solutions Merger Corp., Paradigm Solutions Corporation and the shareholders of Paradigm Solutions Corporation on November 3, 2004.

Harry Kaneshiro, a Executive Vice President of Paradigm Solutions Corporation, our wholly-owned subsidiary, received his shares as a result of the tax free exchange among Paradigm Holdings, Paradigm Solutions Merger Corp., Paradigm Solutions Corporation and the shareholders of Paradigm Solutions Corporation on November 3, 2004.

Samar Ghadry, a Senior Vice President of Paradigm Solutions Corporation, our wholly-owned subsidiary, received her shares as a result of the tax free exchange among Paradigm Holdings, Paradigm Solutions Merger Corp., Paradigm Solutions Corporation and the shareholders of Paradigm Solutions Corporation on November 3, 2004.

J. Paul Consulting received its shares through private placement and previous consulting services rendered. All investment decisions of J. Paul Consulting are made by Jeff Ploen.

Shortline Equity Partners, Inc. received its shares through private placement and previous consulting services rendered. All investment decisions of Shortline Equity Partners, Inc. are made by Lance Baller.

USE OF PROCEEDS

This Prospectus relates to shares of our common stock that may be offered and sold from time to time by certain persons, who are, or will become, shareholders of Paradigm Holdings. There will be no proceeds to us from the sale of shares of common stock in this offering.

PLAN OF DISTRIBUTION

The selling stockholders have advised us that the sale or distribution of Paradigm Holdings' common stock owned by the selling stockholders may be effected directly to purchasers by the selling stockholders or by pledgees, transferees or other successors in interest, as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on the over-the-counter market or in any other market on which the price of Paradigm Holdings' shares of common stock are quoted or (ii) in transactions otherwise than on the over-the-counter market or in any other market on which the price of Paradigm Holdings' shares of common stock are quoted. Any transferees and pledges will be identified by a post-effective amendment to the accompanying registration statement. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by a selling stockholder or by agreement between a selling stockholder and underwriters, brokers, dealers or agents, or purchasers. If the selling stockholders effect such transactions by selling their shares of Paradigm Holdings' common stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of common stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). Any brokers, dealers or agents that participate in the distribution of the common stock may be deemed to be underwriters, and any profit on the sale of common stock by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. The selling stockholders are advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling stockholders are registered to sell securities in all fifty states. In addition, in certain states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

Our common stock is deemed to be "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. Penny stocks are stock: (i) with a price of less than $5.00 per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the Nasdaq automated quotation system (Nasdaq listed stock must still have a price of not less than $5.00 per share); or (iv) in issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline.

We will pay all the expenses incident to the registration, offering and sale of the shares of common stock to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We estimate that the expenses of the offering to be borne by us will be approximately $50,000. The estimated offering expenses consist of: a SEC registration fee of $2,000, printing expenses of $2,500, accounting fees of $15,000, legal fees of $30,000 and miscellaneous expenses of $500. We will not receive any proceeds from the sale of any of the shares of common stock by the selling stockholders.

The selling stockholders should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the selling stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Registration M, the selling stockholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of common stock of Paradigm Holdings while such selling stockholder is distributing shares covered by this Prospectus. Accordingly, except as noted below, the selling stockholders are not permitted to cover short sales by purchasing shares while the distribution is taking place. The selling stockholders are advised that if a particular offer of common stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then, to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS OF Paradigm Holdings AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS FILING. STATEMENTS IN THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION AND ELSEWHERE IN THIS PROSPECTUS THAT ARE NOT STATEMENTS OF HISTORICAL OR CURRENT FACT CONSTITUTE "FORWARD-LOOKING STATEMENTS."

Overview

Paradigm Holdings Inc. is an information technology and business solutions provider specializing in information technology infrastructure and software engineering support services, business continuity planning and emergency management services and software to government and commercial clients. Paradigm Holdings, Inc. is comprised of two operating divisions, Paradigm Solutions Corporation and Paradigm Solutions International.

Paradigm Solutions Corporation is the federal division whose core competencies are in mission critical systems that focus on key federal agencies such as Justice, Treasury and Homeland Security. Paradigm Solutions International is the newly formed commercial division whose core competencies are developing and delivering continuity and information technology security/risk management consulting for both commercial businesses and government agencies. We believe innovations in business continuity development, planning, and information technology security have positioned us to become the leader in the fragmented Business Continuity and Continuity of Operations industry.

We derive substantially all of our revenues from fees for information technology solutions and services. We generate these fees from contracts with various payment arrangements, including time and materials contracts, fixed-price contracts and cost-reimbursable contracts. We typically issue invoices monthly to manage outstanding accounts receivable balances. We recognize revenues on time and materials contracts as the services are provided. We recognize revenues on fixed-price contracts using the percentage of completion method as services are performed over the life of the contract, based on the costs we incur in relation to the total estimated costs. We recognize and make provisions for any anticipated contract losses at the time we know and can estimate them. Fixed-price contracts are attractive to clients and, while subject to increased risks, provide opportunities for increased margins. We recognize revenues on cost-reimbursable contracts as services are provided. These revenues are equal to the costs incurred in providing these services plus a proportionate amount of the fee earned. We have historically recovered all of our costs on cost-reimbursable contracts, which means we have lower risk and our margins are lower on these contracts. As of September 30, 2004, our business comprised of 52% fixed price, 29% time and material, and 19% cost-reimbursable contracts.

Our historical revenue growth is attributable to various factors, including an increase in the size and number of projects for existing and new clients. At the end of September 30, 2004, contracts with the federal government and contracts with prime contractors of the federal government accounted for approximately 99% of our revenues. During that same period, our five largest clients, all agencies of the federal government, generated approximately 93% of our revenues. In most of these engagements, we retain full responsibility for the end-client relationship and direct and manage the activities of our contract staff.

Our most significant expense is direct costs, which consist primarily of project personnel salaries, consultants, subcontractors and direct expenses incurred to complete projects. The number of consulting employees assigned to a project will vary according to the size, complexity, duration and demands of the project.

Indirect costs include fringe benefit expenses, overhead expenses and SG&A expenses consisting primarily of costs associated with our executive management, finance and administrative groups, human resources, marketing and business development resources, employee training, occupancy costs, depreciation and amortization, travel, and all other overhead and corporate costs.

Other income consists primarily of interest income earned on our cash, cash equivalents and marketable securities.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations.

Contract Revenue

Revenue from time and materials contracts is recognized as costs are incurred at amounts represented by the agreed-upon billing amounts.

Revenue from fixed-price contracts is recognized under the percentage-of-completion method of accounting, with costs and estimated profits included in contract revenue as work is performed. If actual and estimated costs to complete a contract indicate a loss, provision is made currently for the anticipated loss on the contract.

Revenue from cost-type contracts is recognized as costs are incurred on the basis of direct costs plus allowable indirect costs and an allocable portion of the fixed fee. Revenue from repair and maintenance contracts is recognized on a straight-line basis over the life of the contract. Revenue recognized on contracts for which billings have not yet been presented to customers is included in the Accounts Receivable - contracts classification on the accompanying Balance Sheets. Deferred revenue relates to contracts for which customers are billed or pay in advance of services to be performed at a future date.

Cost Of Revenue

Cost of revenue for service contracts consist primarily of labor, consultant, subcontract, and other costs attributable to the performance of the contract. Cost of revenue for repair and maintenance contracts consist primarily of subcontract, labor, and other costs attributable to the performance of the contract.

Accounts Receivable

Accounts receivable are attributable to trade receivables in the ordinary course of business. Estimates relating to allowance for doubtful accounts are based on historical experience, troubled account information and other available information.

Property And Equipment

Property and equipment are recorded at the original cost to the corporation and are depreciated using straight-line methods over established useful lives of three to seven years. Software is recorded at original cost and depreciated on the straight-line basis over three years. Leasehold improvements are recorded at original cost and are depreciated on the straight-line basis over the life of the lease.

Recent Accounting Pronouncements

New accounting pronouncements that have a current or future potential impact on our financial statements are as follows:

Summary Of Statement No. 123 (Revised 2004)

Share-Based Payment

This Statement is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance.

Scope Of This Statement

This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." This Statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans. The Company does not believe that FASB Statement No. 123 will have a material effect on its financial statements.

Results Of Operations

Year Ended December 31, 2003 Compared With Year Ended December 31, 2002

REVENUES. Revenues increased 35.8% to $51.2 million for 2003 from $37.7 million for 2002. The increase in revenue primarily reflects an increase in the amount of services to existing clients plus two new contract awards which included a four year Housing and Urban Development Community Planning and Development (HUD-CPD) contract awarded in March of 2003 and a five year printer maintenance contract with the IRS that was awarded in July of 2003.

COST OF REVENUE. Cost of revenue increased 37.6% to $38.8 million for 2003 from $28.2 million for 2002. The increase was due primarily to an increase in project personnel to 237 as of December 31, 2003, as compared to 174 as of December 31, 2002. As a service provider, our direct costs increase in conjunction with our increased revenues.

GROSS MARGIN. Gross margin increased 33.0% to $12.5 million for 2003 from $9.4 million in 2002. Gross margin as a percentage of revenues decreased by 2% from 24.4% in 2003 from 24.9% in 2002 because direct costs grew at a slightly faster rate than revenues. This resulted from normal fluctuations in labor and other direct costs.

INDIRECT COSTS. Indirect expenses increased 69.0% to $12.0 million in 2003 from $7.1 million for 2002. These expenses grew at a rate more than the growth rate in revenue and cost of revenue mainly due to the commercial business continuity investment of $1.4 million. Other investments made in 2003 that contributed to the increase in indirect expenses included the start-up and transition costs associated with the new HUD-CPD and IRS Print maintenance contracts, infrastructure investments and the start-up costs associated with of our innovation center. Our total sales and general and administrative headcount increased to 33 employees as of December 31, 2003 compared to 27 employees as of December 31, 2002. Facilities costs also increased for 2003 due to the opening of our new headquarters office in Rockville, Maryland and our new customer site location in Washington, DC.

NET INCOME. Net income decreased to $.4 million for 2003 from $2.4 million for 2002. This decrease was associated with the investments made in the business as stated above plus distribution of earnings to the principal owners of Paradigm.

ENVIRONMENTAL COSTS. We have not incurred any costs in association with environmental issues and do not anticipate incurring any in calendar year 2004.

Liquidity And Capital Resources

We have funded our operations since inception primarily through cash generated from operations. For the year ended December 31, 2003, we maintained a $3.0 million line of credit with SunTrust, with an interest at the applicable spread plus LIBOR. This revolving line of credit expires on June 30, 2005. Our line of credit is adequate for our short-term and long-term working capital and capital expenditure needs.

Effective November 5, 2004, PSC revoked its S-Corporation status. At that date, the Corporation had net income which has been recognized for reporting purposes, but not for income tax purposes of approximately $6,552,000. This net deferred income will be recognized for income tax purposes equally over four years beginning with the year ending December 31, 2004. The revocation of the S-Corporation status will result in a deferred income tax liability that will be recorded on the date of revocation of approximately $2,530,000. Net income for the year ending December 31, 2004 and retained earnings at that date will be reduced by this amount. This event will have an effect on cash of $632,500 over the next four years.

Net Cash Flows From Operating Activities

Net cash used for operating activities was $1.6 million for the year ended December 31, 2003. Net cash used for operating activities was primarily for working capital changes, infrastructure investments and start-up expenses associated with the HUD-CPD and IRS Printer Maintenance contracts.

Net Cash Flows From Investing Activities

Net cash used by investing activities was $1.0 million for the year ended December 31, 2003. Investing activities during this period included the purchases of property and equipment of $1.0 million associated with the capital investments associated with the HUD-CPD and Printer Maintenance, technology refresh of computers, innovation center, and a web-based time-keeping system.

Net Cash Flows From Financing Activities

Net cash provided by financing activities was $2.0 million for the year ended December 31, 2003. During the year ended December 31, 2003 $2.0 million was due to the borrowing from our Credit Facility for the operating and investment activities stated above.

Results Of Operations

For The Nine Months Ended September 30, 2004 Compared With The Nine Months Ended September 30, 2003

REVENUES. Revenues increased 25.5% to $46.7 million in the nine months ended September 30, 2004 from $37.2 million in the nine months ended September 30, 2003. The increase in revenues primarily reflects an increase in the volume of services to existing clients and the addition of the IRS Print contract which contributed 14.3% of the 25.5% increase.

COST OF REVENUE. Cost of revenue increased 21.8% to $34.7 million in the nine months ended September 30, 2004 from $28.4 million in the nine months ended September 30, 2003. The increase was due primarily to an increase in volume with our IRS and HUD clients and the increase in project personnel to 239 as of September 30, 2004, as compared to 223 as of September 30, 2003.

GROSS MARGIN. Gross margin increased 39.1% to $12.1 million in the nine months ended September 30, 2004 from $8.7 million in the nine months ended September 30, 2003. Gross margin as a percentage of revenues increased to 26.1% in the nine months ended September 30, 2004 from 23.7% in the nine months ended September 30, 2003 as direct costs grew at a slower rate than revenues due to normal fluctuations in labor and other direct costs.

INDIRECT COSTS. Indirect expenses increased 43.9% to $11.8 million in the nine months ended September 30, 2004 from $8.2 million in the nine months ended September 30, 2003. Facility costs increased in the quarter due to the incremental expenses of our headquarters location in Rockville, Maryland in addition to the incremental overhead associated with our new clients and our total indirect headcount increased to 37 employees as of September 30, 2004 compared to 32 employees as of September 30, 2003.

NET INCOME. Net income decreased to $.1 million in the nine months ended September 30, 2004 from $.3 million in the nine months ended September 30, 2003. The decrease was primarily from incremental overhead and infrastructure investments.

Liquidity And Capital Resources

We have funded our operations since inception primarily through cash generated from operations. At September 30, 2004, we maintained a $3.0 million line of credit with SunTrust, with an interest at the applicable spread plus LIBOR. This revolving line of credit expires on June 30, 2005. On November 15, 2004, the Company entered into a second amendment related to our Credit Agreement with SunTrust. This amendment provided an additional $2.0 million of borrowing which brings our total borrowing base to $5.0 million. We expect to renew our line of credit when it expires and is adequate for our short-term and long-term working capital and capital expenditure needs.

Net Cash Flows From Operating Activities

Net cash provided by operating activities was $3.9 million for the nine months ended September 30, 2004. Cash provided by operating activities was primarily from working capital changes associated with accounts receivables and prepaid expenses.

Net Cash Flows From Investing Activities

Net cash used in investing activities of operations used by investing activities was $0.3 million for the nine months ended September 30, 2004. During the nine months ended September 30, 2004, we purchased $0.3 million of property and equipment.

Net Cash Flows From Financing Activities

Net cash used by financing activities was $3.0 million for the nine months ended September 30, 2004. During the nine months ended September 30, 2004, we made payments of $3.0 million on our line of credit.

DESCRIPTION OF BUSINESS

Company Overview

Paradigm Holdings Inc. (Paradigm) is an information technology and business solutions provider headquartered in Rockville, Maryland. The Company was founded on the philosophy of high standards of performance, honesty, integrity, customer satisfaction and employee morale. With an established core foundation of experienced executives, the Company rapidly grew from six employees in 1996 to the current level of more than 250 personnel. Audited Revenue for 2003 was over $51.2 million and unaudited revenue for 2004 was $61.8 million, an increase of 17%. During its rapid, controlled growth, Paradigm expanded its focus in the information technology arena.

Paradigm Holdings Inc. consists of two subsidiary companies: Paradigm Solutions Corporation (PSC), which was incorporated in 1996 to deliver information technology Infrastructure Support Services and Software Engineering Support Services to Federal agencies, and Paradigm Solutions International (PSI), which delivers Business Continuity Planning and Emergency Management Services and software to commercial and government clients.

Paradigm Solutions Corporation provides support for mission-critical systems in key federal agencies such as the Departments of Justice, Treasury and Homeland Security. These agencies and the focus on mission critical systems were chosen for their growth potential. According to Input Technologies, the market for information technology solutions in these agencies is projected to grow at a CAGR of nearly 8% between 2004 and 2008.

Paradigm Holdings formed the PSI subsidiary company to produce a fully-integrated solution for protecting businesses from "all hazard" interruptions. A customized consulting methodology was developed to provide clients with a comprehensive picture of the risks to their operations, facilities and people. The software tool, OpsPlanner"! is one of the first tool sets to encompass continuity planning, emergency management and automated notification in one easy-to-use platform. From inception, this platform was developed as an integrated application unlike the prevailing competitors which developed continuity planning, emergency management and automated notification as separate software modules. We believe this technology, when implemented with Paradigm's consulting methods, offers a superior solution in the continuity of operations planning and risk management area.

Paradigm Holdings Inc.

Corporate Organization

On November 3, 2004, Paradigm Holdings Inc., entered into an Agreement and Plan of Reorganization with Paradigm Solutions Merger Corp., a Delaware corporation and wholly-owned subsidiary of Paradigm Holdings (the "Merger Sub"), Paradigm Solutions Corporation, a Maryland corporation and the shareholders of Paradigm Solutions Corporation. Pursuant to the Agreement and Plan of Reorganization, the Merger Sub was merged with and into Paradigm Solutions Corporation, the surviving corporation and continues its existence under the laws of the State of Maryland and is a wholly-owned subsidiary of Paradigm Holdings Inc. In consideration of the Merger, the Paradigm Solutions Corporation shareholders exchanged 13,699 shares of common stock of Paradigm Solutions Corporation, which was 100% of the issued and outstanding capital stock of Paradigm Solutions Corporation, for 17,500,000 shares of common stock of Paradigm Holdings Inc.

Projected Growth

Paradigm has achieved significant accomplishments including the release of Paradigm Solutions International's OpsPlanner product, the launch of the Continuous Paradigm Process and Product Improvement (CP3I), the continued evolution of Paradigm's ISO 9001:2000 Quality Management Office, the establishment of strategic Mentor Protégé relationships, and success in building a backlog of over $130M in business over the last year. Additionally, Paradigm has won over 50% of its pursued competitive procurements, greatly exceeding the industry standard win rate of 30% to 40%. The Company not only won new business with the Department of Treasury in 2004, but also it won numerous recompetes of existing contracts including three with the Office of the Comptroller of the Currency, four with the National Technical Information Service, and one with the Department of Housing and Urban Development. Paradigm won over 70% of the pursued GWAC vehicles including the Department of Justice ITSS III and State of Maryland MCS. The Company also successfully penetrated the DOD arena, gaining access to multiple GWACs (Government Wide Acquisition Contracts) such as DISA Encore, Army MADD-1, Army CONUS Support Base Services (CSBS), and MATOC Naval Research Systems Integration.

Paradigm has also achieved success providing information technology services to many satisfied government and commercial clients, including the Departments of Homeland Security, Justice, Commerce, Housing and Urban Development, the Small Business Administration, IBM, Lockheed Martin, EDS, and the World Bank. Largely as a result of excellent customer service, Paradigm continues to receive industry awards and recognition for exceptional performance and growth.

Through a careful analysis of its current marketing practices, Paradigm has determined that its strategic marketing knowledge and concepts are sound and will continue to produce desirable results in both the federal and commercial sectors. The Company intends to maximize revenue through continued growth in its core client base and through select acquisitions that strengthen and expand its ability to help government and commercial clients achieve effective disaster recovery and business continuity. Paradigm anticipates that its federal division will continue to win customer service awards, which has resulted in an existing backlog of $130M, by offering the services listed below:

•	Business Continuity Planning and Business Process Re-Engineering;

•	Infrastructure Support involving Enterprise Architecture, Information Security, Systems Engineering and Development, and Service Center Operations;

•	Software Engineering Support Services, which include Application Development, Database Design and Development, and Independent Verification and Validation (IV&V).

•	Innovation Center of Excellence for software testing and development

•	Government Wide Acquisition Contracts (GWAC) Special Program Office

•	CMMI Level 2 Processes

•	PMI Best Practices

Paradigm's dedication to its customers is reflected in the numerous customer and industry awards it has received:

•	U.S. Secret Service Certificate of Appreciation - 2004

•	Department of Treasury Small Business Partner of the Year - 2004

•	Nominated as the IRS Small Business Partner of the Year - 2003 and 2002

•	Inc. 500 Fastest-Growing Private Companies - 2003

•	Washington Technology Fast 50 - 2003 and 2002

•	VAR Business Top 500 National Solutions Provider - 2004, 2003 and 2002

•	Black Enterprise Magazine Top 100 Black-Owned Businesses - 2003 and 2002

•	Post/Newsweek Top Minority-Owned IT Firm - 2003 and 2002

•	Washington Technology Top 25 8(a) Contractors - 2004, 2003 and 2002

•	Government Computer News Industry Information Technology Award - 2003

•	Strategic Airport Security Rollout (SASR) Certificate of Recognition - 2002

Paradigm believes that its customer focus is the foundation of its success to date. We believe that this focus is critical for the creation of long-term value. The Company does not intend to compromise its customer focus, nor any of its core values for short-term economic gain.

To position itself to capture revenues from the large information technology security and business continuity market, Paradigm Holdings Inc. plans to pursue a six-point strategy:

•
Selectively acquire regional consulting firms with pre-existing customer relationships and business development professionals in the business continuity space and one national notification vendor who can be effectively integrated into the Paradigm Solutions International business model.

•	Acquire a federal integrator with expertise in the strategic market solution set of ERP, EA and call center services who has access to a highly utilized GWAC.

•	Add experienced sales professionals, consultants, and sales engineers in targeted federal agencies and commercial geographic markets.

•	Gain market share and customer confidence by providing superior product and service offerings implemented by certified engineers and information technology consultants.

•
Continue to enhance the product capabilities of the OpsPlanner"! software suite to deliver the most comprehensive, easy-to-use continuity preparedness tools and technology risk management services to both federal and commercial customers.

•	Achieve a consistently high customer satisfaction rating across all divisions.

•	Create an organizational culture that provides clear, consistent, and strategic leadership; incentives; and growth opportunities for employees.

Paradigm Solutions Corporation

Paradigm Solutions is steadfast in its commitment to best practices in meeting changing requirements and providing cutting-edge innovations to advance our client's mission. With a proven track record of seamless transitions, program stability, and effective contract implementation and administration, we have the ability to deliver high-quality information technology services on-time and within budget.

Market Forecasts

•
The $58.6 billion that will be spent on information technology by the Federal government next year is intricately connected with each agency's missions and the services currently provided by the Federal government to its employees, businesses, other governments, and U.S. citizens. Although spending trends will continue to shift based on economic and political conditions, overall information technology spending will continue to grow as a critical foundation for basic federal service delivery.

•	The war in Iraq will continue drive information technology spending in the Department of Defense during FY 2005.

•
Federal agencies are facing potential situations in the next five years in which they simply will not have the human resources to even consider performing new information technology functions internally. Outsourcing, despite political action to deter it, will remain a key aspect of the federal information technology market throughout the forecast period.

•
Architectural planning has moved to the forefront with the establishment of OMB's Federal Enterprise Architecture (FEA). The FEA is a business model designed to help agencies focus their modernization efforts and avoid duplicative information technology investments. OMB is using the FEA as a part of their business case review of proposed new information technology budget requests, and, as a result, the FEA will be a critical determinant in how the information technology budget is shaped over the next several years.

Market Drivers

•	Homeland Security

•	The President of the United State's Agenda (Strategic Management of Human Capital, Competitive Sourcing Improved Financial Performance, Expanded Electronic Government, and Performance Integration)

•	Federal workforce trends will lead to outsourcing (The number of permanent federal employees today stands at the lowest level since the 1960s)

Service(s) Description

Our Core Competencies include:

Infrastructure Support Services

Paradigm Solutions provides comprehensive information technology infrastructure support services including design, implementation, maintenance, and administration. We work with our clients to determine the best outsourcing solution to meet their requirements while maximizing their return on investment. Our project managers and technical teams collaborate with our clients to define the scope, deliverables, and milestones for each project.

Support services include all aspects of project planning, facilities build-out, implementation, and operations and encompass the following critical areas:

•	Infrastructure Design and Implementation

•	Service Center Solutions

•	Data Center Operations

•	Network Operations Center Support

•	Network Security and Management

•	Desktop Support and Administration

•	Telecommunications

•	Depot Maintenance

•	Disaster Recovery Support

•	Information Security Solutions

•	Database Administration

Paradigm manages projects proactively with aggressive risk management, complete planning, and continual status reporting to ensure project success. We employ best-of-breed automation, management, and administration tools through strategic partnerships with innovative vendors. These partnerships provide our clients with readily accessible solutions that meet their critical needs in a timely and cost-effective manner.

Software Engineering Support Services

With many years of experience in software, systems, and database design and development for numerous clients, Paradigm Solutions has developed the expertise and methodologies required to provide software engineering support services for all phases of the development lifecycle. Our software engineering experts are available to augment an existing development team or support outsourcing of any portion of a development effort.

Paradigm's services consist of new development, maintenance and support, as well as migration of legacy systems to modern platforms. Our services encompass the following critical areas:

•	Requirements Engineering

•	Configuration Management

•	Software Quality Assurance

•	Independent Verification and Validation

•	Application Development for Web, client/server, and mainframe platforms

•	Legacy Systems Migration and Data Conversion

•	Database Design and Development

•	Data Warehousing and Data Mining

•	Application Security

Our seasoned project managers and experienced technical teams collaborate with our clients to define the scope, deliverables, and milestones for each project to ensure our clients' expectations are realized. Our project managers ensure projects stay on track using aggressive risk management and iterative planning, with continuous status reporting to our clients.

Competitive Analysis

Paradigm Solutions Corporation will compete against other mid-size system integrators and partner with potential large competitors in order to maximize the impact of graduation from 8(a) status. The largest challenge, in terms of number of competitors, is for customers desiring systems integration, including the re-marketing of another party's products, and document solutions. These competitors range from local, small, privately-held companies to large national and international organizations, including large consulting firms. A large number of companies act as re-marketers of another party's products, and therefore, the competition in this area is intense. In some instances, in acting as a re-marketer, we may compete with the original manufacturer.

Business Development Summary

Paradigm Solutions Corporation's business development plans include the following:

•	Implementation of a highly structured approach to federal opportunity identification, qualification and capture.

•	Rapid solutions integration and prototyping through the Company's Innovation Center for Excellence (iCenter) to meet federal customers' highly specific requirements.

•	Additional sales force based on Paradigm Federal's core competencies and client needs in specific application areas.

•	Enhanced pool of subject matter experts in the application areas of ERP, EA, and Call Center technology

•	Leveraging iCenter subject matter expert's role in business development to increase contract award and shorten bid response times.

Paradigm Solutions International

Paradigm Solutions International is a growing software company engaged in the development and delivery of continuity and information technology security/risk management consulting. The focus is on improving the ways commercial businesses and government agencies are prepared to respond to and recover from "all hazard" interruptions to their operations. We believe PSI's innovations in business continuity development, planning, and information technology security will position it as a leader in the fragmented Business Continuity and Continuity of Operations industry.

OpsPlanner"! software was designed, developed and marketed to be the first completely integrated logical system for the preparation for, management of, and continuous improvement of an organization's ability to withstand and recover from "all hazards" to their operations. The purpose of Business Continuity Planning (BCP) is to enable organizations to prepare for emergencies and disruptions such as natural disasters from hurricanes and floods as well as blackouts, fires, terrorist attacks and cyber attacks. Crisis Management is a related discipline that deals with real-time management of emergencies and recovery from damage. These business practices have received a great deal of attention following the 911 terrorist attacks on the U.S. In fact, the 911 Commission has explicitly stressed the need for BCP as a key aspect of private sector preparedness.

Several vendors provide a variety of products to help organizations with BCP and crisis management. Such products fall into the following categories:

1.	Risk Assessment and Business Impact Analysis: enables the process of understanding risks and assessing impact of potential disruptions.

2.	BCP: makes creation and update of BC plans productive and efficient.

3.	Incident Management: puts BCP into action during emergencies and tracks progress against plans.

4.	Crisis Communication: used to mobilize and communicate with emergency teams during a crisis.

Collectively, these categories form the Business Continuity market. Increasingly, vendors are offering products that integrate one or more of the above categories into a single package. Paradigm Solutions International is in the forefront of this trend having understood this need prior to the beginning of development.

Market Forecasts

•
According to Gartner Group, the outlook is optimistic for cross-industry, cross-regional and sustained improvements in business continuity due to increased regulatory requirements, improved overall risk management, recent blackouts and the continued threat of terrorism.

•
Heightened Priority - By 2007, more than 50% of enterprises will classify information technology services availability and Disaster Recovery (DR) requirements as priorities during the early phases of the project life cycle - an increase from 15% today (0.7 probability).

•	By 2007, Fortune 1000 businesses will routinely require their suppliers and partners to demonstrate tested recovery plans (0.6 probabilities.) - Gartner Research.

Market Drivers

During the last year, several factors have combined to greatly increase awareness of the need for good information technology Risk and Business Continuity Management (BCM). These factors are outlined as follows:

•	Increased regulatory requirements (Sarbanes-Oxley, Corporate governance).

•	Improved overall risk management, as in the emergence of enterprise risk management.

•
The recent blackouts in several countries have almost certainly acted as the most significant catalysts outside financial services, the public sector and those areas immediately affected by the events of September 11, 2001.

•	The continued threat of terrorism.

•	Employee errors and sabotage.

•	Cyber attacks.

•
Homeland Security Commission 911 Report standardization on how to measure preparedness and NFPA 1600 Requirements from credit companies and insurance agencies that help companies prepare for insurance requirements.

•	Demands from large enterprises that their supply chain suppliers have business continuity plans in place as a prerequisite for doing business.

•	Natural disasters like hurricanes, floods and tornados.

Product/Service(s) Description

OpsPlanner "! Business Continuity / Emergency Management and Notification Software

•	Plan Manager: Business Continuity Planning makes the creation, maintenance, and update of plans productive and efficient.

•
Recovery Manager: Helps organizations activate their plans in an emergency and track their recovery against the plans. Included in this module is the notification feature which is used to mobilize and communicate with emergency teams, suppliers, employees and government agencies during a crisis.

Business Continuity and Information Technology Security Professionals

•	Full-time Certified Business Continuity Professionals (CBCPs)

•	Certified network and security consultants/engineers (CISSP, Security+, etc.)

Business Continuity Planning Services

•	Plan Audit, Risk Assessment, and Business Impact Analysis

•	Continuity Plan Development and Testing

•	Organizational Awareness and Improvement

•	Evaluation of Required Application Systems and Services

•	Workflow Analysis

Information Technology Security Offerings

•	Objective information technology Security Vulnerability Assessment

•	Information Technology Security Program and Policy Development

•	Information Technology Security Solution Implementation and Integration

Competitive Analysis

Paradigm Solutions International faces competition from a small number of software vendors that are not as well capitalized as Paradigm Holdings Inc. Due to the integrated nature of the OpsPlanner"! software suite, we also face competition from notification vendors and emergency management software companies that compete against part of our software solution. In the area of business continuity consulting, we compete against large companies such as IBM, Bearing Point and others. In most cases our services are competitively priced to allow PSI to act either independently or as a subcontractor to these large competitors.

Business Development Summary

Paradigm Solutions International's business development plans include the following:

•	Recruit, train, and deploy a highly motivated, professional business development team

•	Selectively add sales and professional consulting delivery resources, deployed in a broader geographic area

•	Achieve rapid growth through organic growth and strategic acquisitions

•	Remain deep and narrow in service offerings

•	Place Paradigm Solutions International offices in key US Cities

•	Continue to focus its efforts for marketing, sales and service delivery utilizing the following geographic focus:

o	Mid-Atlantic states

o	Eastern seaboard states

o	Disaster-prone locations: Florida, Texas, California, etc.

•	High concentration of population and targeted vertical market organizations in the following cities: Washington, Baltimore, New York, Philadelphia, Pittsburgh, Atlanta, Dallas, Los Angeles, Chicago

•	Increase the number of vendor channel partnerships

Summary

Paradigm Holdings Inc. consists of two subsidiary companies: 1) Paradigm Solutions Corp. which focuses primarily on Federal Market opportunities involving multi-year information technology contracts and 2) Paradigm Solutions International which delivers information technology security/risk management and BCP software to commercial accounts. These companies work synergistically to provide the OpsPlanner"! Continuity of Operations planning solutions to the Federal market.

Paradigm Solutions Corporation has an excellent record of customer service on installed government contracts and will seek to grow existing contracts from an organic basis. We believe that organic growth will be achieved by leveraging new contracts and contracts where we are the incumbent; building selective alliances and partnerships to team in pursuing high-priority procurements; targeting strategic acquisitions; selectively pursuing GWAC task orders; conducting in-depth analyses of new agencies and opportunity areas where such knowledge yields competitive advantage; and rapidly integrating solutions in a manner that accelerates our ability to win business with current and new customers.

We intend to obtain new government contracts and awards through penetration of new government agencies such as DOD where federal funding is in place to finance expanded information technology operations and systems; building alliances and partnerships as a subcontractor to IBM, Northrop Grumman, and Lockheed Martin on large contracts that are consistent with Paradigm's solution set; targeting federal agencies that have received funding either through Homeland Security or information technology programs and are currently engaged in developing and managing their Continuity of Operations Plans; expanding Paradigm's presence on GWACs through the acquisition of a federal integrator with access to highly utilized GWAC contracts; and expansion of additional information technology solution sets in response to identified customer demand in the application areas of ERP, EA, Call Centers, Data Warehousing and Continuity Of Operations Planning.

Paradigm Solutions International's products and services will position it and OpsPlanner"! as the industry standard in the information technology security/BCP market for companies and government agencies of all sizes due to the flexibility and scalability of our design and consulting methodology. The high degree of brand awareness that generated from the Company's marketing efforts and Web site have resulted in an excellent reputation which has recently culminated in a $2 million sale to a global pharmaceutical firm. PSI will use direct, face-to-face sales to pharmaceutical, financial, banking, and insurance markets as well as other strategic markets as we continue to develop its products. The Company will also add manufacturing and select government agencies to our target markets with the approval of a new GSA Schedule. PSI's products are priced to compete favorably against industry giants like IBM, SunGuard, Strohl, and smaller firms like CAPS and Recovery Planner.

PSI intends to continue to capitalize on regulatory motivators in the marketplace. The Company will do so by helping clients with resolving regulatory examination deficiencies; preparing organizations for upcoming examinations; achieving Sarbanes-Oxley Compliance; achieving Graham-Leach-Bliley Compliance; and meeting FFIEC Requirements for BCP and information technology Security.

MANAGEMENT

Directors And Executive Officers

Our directors, executive officers and key employees as of February 4, 2005, are as follows:

Name	Age	Position with the Company	Date First Elected or Appointed
Raymond Huger	58	Chief Executive Officer and Chairman of the Board of Directors	November 4, 2004
Frank Jakovac	55	President, Chief Operating Officer	November 4, 2004
Mark Serway	43	Senior Vice-President and Chief Financial Officer	November 4, 2004
Frank Ryan	53	Director	November 30, 2004
John A. Moore	52	Director	February 4, 2005
Edwin Mac Avery	58	Director	February 4, 2005

Set forth below is a brief description of the background and business experience of each of our executive officers and directors for the past five years:

Raymond A. Huger, Chief Executive Officer Chairman of the Board - Ray has more than 30 years of experience in business management, information technology, and sales/marketing and technical support services. He established Paradigm Solutions in 1991 following a very successful 25-year career with IBM, beginning as a Field Engineer and holding a variety of challenging technical support, sales/marketing and executive management positions. Prior to his early retirement from IBM, he was a Regional Manager, responsible for the successful operations of several IBM Branch offices that generated over $500 million dollars in annual revenue. His experience and understanding of technology allowed him to develop a solid business value propositions for Paradigm Solutions and its Paradigm Solutions International Division. Ray has a Bachelor's Degree (BA) from Bernard Baruch College and a Master's Degree (MBA) from Fordham University.

Mr. Huger's Prior Five Year History:	2004 - Present, Chairman & CEO, Paradigm Holdings, Inc.
1991 - 2004, President & CEO, Paradigm Solutions Corporation

Frank J. Jakovac, President and Chief Operating Officer - Frank has over 25 years experience leading organizations through every phase of their lifecycle: from start-up to change and revitalization, to turnaround and accelerated growth. His background includes cross-functional expertise and experience in areas including business development, leadership, management, corporate governance, and regulatory issues. Jakovac built a highly successful entrepreneurial venture from start-up to $300 million in only four years and built another privately held venture from start-up to $100 million in assets within five years. In addition, he has participated in successful mergers and restructuring ventures and has nurtured working relationships with Fortune 500 CEOs, growth. His more recent successes include the founding of Adriatic Ventures in 1998 (which commercialized and managed projects ranging from information technology to land development) and his tenure as president and CEO of Avid Sportswear & Golf Corp. Jakovac graduated with a Bachelor of Science from Edinboro University and completed the Executive Extended Master Program in Business Administration, University of Pittsburgh.

Mr. Jakovac's Prior Five Year History:	2004 - Present, Chairman & COO, Paradigm Holdings, Inc.
1998 - 2001, President & CEO, Adriatic Ventures, Inc.

Mark A. Serway, Senior Vice President and Chief Financial Officer - Mark has over 20 years of senior business and financial management experience in the professional services and manufacturing marketplace with corporations in Government and Commercial sectors having domestic and international operations. He has extensive experience in business operations, financial forecasting and reporting, M&A, pricing, cash management, contract administration, purchasing and facilities management. His experience encompasses large, small and small disadvantaged 8(a) companies, as well as public and private firms with annual revenues ranging from $50 million to $1 billion. Prior to joining Paradigm Solutions Corp. as the Chief Financial Officer, Mark held senior level financial management positions with Lockheed Martin Information Technology, Getronics Government Solutions, Wang Global and Babcock & Wilcox. Mark received his MBA in Finance from Averett College and holds a B.B.A. in Management Information Systems from James Madison University.

Mr. Serway's Prior Five Year History:	2004 - Present, SVP & CFO, Paradigm Holdings, Inc.
2003 - 2004, VP & CFO, Paradigm Solutions Corporation
2002 - 2003, Director of Business Operations, Lockheed Martin IT
1996 - 2001, Director of Business Management, Getronics / Wang Global

Francis X. Ryan, Board Member - Frank has over twenty years experience in managing public companies at the Executive level. Currently he is President, F. X. Ryan & Assoc. Management Consulting firm specializing in turnarounds, workouts, crisis management, strategic planning, and working capital management. He has extensive experience in business process redesign. Prior to joining the Paradigm Holdings Inc. board, Frank was the Central Command Special Operations Officer for Operation Enduring Freedom. He has also been assigned to SOCCENT and served in Afghanistan. Frank is a highly regarded expert speaker in the fields of Corporate Governance and Sarbanes-Oxley regulations. Frank has held positions as Chief Operating Officer and Executive Vice President, and CFO for Manufacturers and high technology companies. He currently serves as a board member for the following organizations: St. Agnes Hospital, Baltimore, MD; Good Shepherd Center, Baltimore, MD, and Fawn Industries. Frank received his M. B. A. Finance, from the University of Maryland, and holds a B. S. Economics, Mt. St. Mary’s College. Frank is also holds a C. P. A. from the State of Pennsylvania.

Mr. Ryan’s Prior Five Year History: 1991 - Present, President, F.X. Ryan & Associates

John A. Moore, Board Member - John has more than 30 years experience in public company management for information technology firms. He is the former Executive Vice President and CFO of ManTech International and was directly involved in taking ManTech public in 2002 as well as facilitating a secondary offering. John has extensive experience in strategic planning, corporate compliance, proposal preparation and pricing and SEC reporting. John has a deep knowledge of federal government contracting and financial management. John has served on the Boards of Directors for ManTech International (MANT) and GSE Systems Inc. (GVP). He is a current member of the Board of Visitors for the University of Maryland’s Smith School. John has an MBA from the University of Maryland and a BS in accounting from LaSalle University.

Mr. Moore’s Prior Five Year History: 1994 - 2003, EVP & CFO, ManTech International Corporation

Edwin Mac Avery, Board Member - Mac has 30 years of diverse experience in leading organizations through every lifecycle phase: from start-up to change and revitalization, to turnaround and accelerated growth. His background includes expertise in business development, finance, capital management, and regulatory issues. As the Managing Partner of Avery and Company, a client services firm specializing in project design, management, funding, mergers and acquisitions, in the energy and technology sectors he directed minerals leasing of over 50,000 acres of land in seven western states. Mac initiated or participated in oil and gas operations in six states with over 50 wells drilled. Mac also represented US energy companies, from small area operators to majors, in over $40 million of divestitures, and mergers and acquisitions activities. Mac has served as a corporate member on the Boards of Directors of the following corporations: TangibleData Inc.; Duplication Technology Inc.; Horizon Petroleum Corporation; Pioneer Resources Inc.; and Lincoln Investment Corporation.

Mr. Avery’s Prior Five Year History: 2002 - 2004, Assistant to the Vice Chancellor, University of Colorado
1999 - 2001, Corporate Development Officer, TangibleData, Inc.
1991 - 1999, Managing Partner, Avery & Company

Family Relationships

There is no family relationship between any of our officers or directors.

Directors

Our Board of Directors consists of seven (7) seats, of which, 6 have been filled as of February 4, 2005 with one additional seat to be voted in at our next board meeting scheduled on March 18, 2005. Directors serve for a term of one year and stand for election at our annual meeting of stockholders. Pursuant to our Bylaws, a majority of directors may appoint a successor to fill any vacancy on the Board of Directors.

Term Of Office

Our directors hold office until the next annual meeting of the shareholders and until their successors have been elected and qualified. Our officers hold office until their death, or until they shall resign or have been removed from office.

Committees Of The Board Of Directors

Currently, we have an Audit Committee, consisting of Mr. Francis X. Ryan.

Audit Committee Financial Expert

Mr. Francis X. Ryan is our Audit Committee financial expert.

Code Of Ethics

We adopted a Code of Ethics applicable to our Chief Executive Officer, Chief Financial Officer, Corporate Controller and certain other finance executives, which is a "code of ethics" as defined by applicable rules of the SEC. Our Code of Ethics is attached to the accompanying registration statement. If we make any amendments to our Code of Ethics other than technical, administrative, or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of our Code of Ethics to our chief executive officer, chief financial officer, or certain other finance executives, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies in a Current Report on Form 8-K filed with the SEC.

Compliance With Section 16(a) Of The Securities Exchange Act

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than ten percent of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. Currently, Form 3's have not been filed by Messrs. Huger, Jakovac, Ryan, Serway, Moore and/or Avery.  Messrs. Huger, Jakovac, Ryan, Serway, Moore and Avery intend to file their respective Form 3's shortly.

Item 10. Executive Compensation

The following table shows all the cash compensation paid by Paradigm Holdings, as well as certain other compensation paid or accrued, during the fiscal years ended December 31, 2003 and 2002 to Paradigm Holdings' named executive officers. No restricted stock awards, long-term incentive plan payouts or other types of compensation, other than the compensation identified in the chart below, were paid to these executive officers during these fiscal years.

SUMMARY COMPENSATION TABLE

	Annual Compensation				Long Term Compensation
Name and Title	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awarded	Options/* SARs (#)	LTIP payouts ($)	All Other Compen-sation
Raymond Huger (1)	2003	250,193	405,476	154,448	--	--	--	--
Chief Executive Officerand Chairman of	2002	219,702	345,093	132,385	--	--	--	--
the Board of Directors	2001	169,852	266,824	102,363	--	--	--	--

Frank Jakovac (2)	2003	--	--	--	--	--	--	--
President, Chief Operating Officer	2002	--	--	--	--	--	--	--
and Director	2001	--	--	--	--	--	--	--

Mark Serway (3)	2003	43,578	5,600	--	--	--	--	--
Senior Vice President,	2002	--	--	--	--	--	--	--
Chief Financial Officer and Director	2001	--	--	--	--	--	--	--

(2) Frank Jakovac was hired on May 11, 2004
(3) Mark Serway was hired on July 28, 2003

The following table contains information regarding options granted during the year ended December 31, 2003 to Paradigm Holdings' named executive officer.

OPTION/SAR GRANTS TABLE

Name and Title	No. of Securities Underlying Options/SARs Granted (#)	% Total Options/SARs Granted to Employees in year ended December 31 2003 (%)	Exercise or Base Price ($ per Share)	Expiration Date

Raymond Huger (1)	--	--	--	--
Chief Executive Officerand Chairman of
the Board of Directors

Frank Jakovac (2)	--	--	--	--
President, Chief Operating Officer and Director

Mark Serway (3)	--	--	--	--
Senior Vice President, Chief Financial Officer and Director

The following table contains information regarding options exercised in the year ended December 31, 2003, and the number of shares of common stock underlying options held as of December 31, 2003, by Paradigm Holdings' named executive officer.

AGGREGATED OPTIONS/SAR EXERCISES
IN LAST FISCAL YEAR AND
FISCAL YEAR END OPTIONS/SAR VALUES

	Shares Acquired on	Value	Number of Securities Underlying Unexercised Options/SARs at FY-End		Value of Unexercised In-the-Money Options/SARs at FY-End
	Exercise	Realized	(#)		($)
Name and Title	(#)	($)	Exercisable	Unexcersiable	Exercisable	Unexercsiable

Raymond Huger (1)	--	--	--	--	--	--
Chief Executive Officer and Chairman of
the Board of Directors

Frank Jakovac (2)	--	--	--	--	--	--
President, Chief Operating Officer and
Director

Mark Serway (3)	--	--	--	--	--	--
Senior Vice President, Chief Financial
Officer and Director

Stock Option Grants In The Past Fiscal Year

None issued.

Employment Agreements

Effective November 4, 2004, Raymond Huger and Paradigm Holdings entered into an Employment Agreement. Pursuant to the agreement, Mr. Huger serves as Chief Executive Officer. The agreement has a term of three years and is renewable for additional terms of one (1) year unless either party provides the other with notice at least ninety (90) days prior to the date the employment term would otherwise renew. Paradigm Holdings can terminate the agreement by providing at least thirty (30) days' advance written notice to Mr. Huger. In the event that Paradigm Holdings terminates the agreement, other than in connection with a change of control of Paradigm Holdings and other than for cause, Paradigm Holdings is obligated to continue to pay Mr. Huger's base salary and benefits for a period that is the greater of: (i) the remainder of the initial employment term or (ii) twelve (12) months from the date of termination. In addition, in the event Paradigm Holdings terminates the agreement, other than in connection with a change of control or for cause, any and all options granted to Mr. Huger will become automatically and immediately vested and exercisable. Under the agreement, Mr. Huger receives $395,200 in annual salary and is entitled to participate in any health insurance, accident insurance, hospitalization insurance, life insurance, pension, or any other similar plan or benefit provided by Paradigm Holdings to its executives or employees generally, including any stock option plan.

Effective November 4, 2004, Frank Jakovac and Paradigm Holdings entered into an Employment Agreement. Pursuant to the agreement, Mr. Jakovac serves as Chief Operating Officer. The agreement has a term of three years and is renewable for additional terms of one (1) year unless either party provides the other with notice at least ninety (90) days prior to the date the employment term would otherwise renew. Paradigm Holdings can terminate the agreement by providing at least thirty (30) days' advance written notice to Mr. Jakovac. In the event that Paradigm Holdings terminates the agreement, other than in connection with a change of control of Paradigm Holdings and other than for cause, Paradigm Holdings is obligated to continue to pay Mr. Jakovac's base salary and benefits for a period that is the greater of: (i) the remainder of the initial employment term or (ii) twelve (12) months from the date of termination. In addition, in the event Paradigm Holdings terminates the agreement, other than in connection with a change of control or for cause, any and all options granted to Mr. Jakovac will become automatically and immediately vested and exercisable. Under the agreement, Mr. Jakovac receives $365,250 in annual salary and is entitled to participate in any health insurance, accident insurance, hospitalization insurance, life insurance, pension, or any other similar plan or benefit provided by Paradigm Holdings to its executives or employees generally, including any stock option plan.

Effective November 4, 2004, Mark Serway and Paradigm Holdings entered into an Employment Agreement. Pursuant to the agreement, Mr. Serway serves as Chief Financial Officer. The agreement has a term of three years and is renewable for additional terms of one (1) year unless either party provides the other with notice at least ninety (90) days prior to the date the employment term would otherwise renew. Paradigm Holdings can terminate the agreement by providing at least thirty (30) days' advance written notice to Mr. Serway. In the event that Paradigm Holdings terminates the agreement, other than in connection with a change of control of Paradigm Holdings and other than for cause, Paradigm Holdings is obligated to continue to pay Mr. Serway's base salary and benefits for a period that is the greater of: (i) the remainder of the initial employment term or (ii) twelve (12) months from the date of termination. In addition, in the event Paradigm Holdings terminates the agreement, other than in connection with a change of control or for cause, any and all options granted to Mr. Serway will become automatically and immediately vested and exercisable. Under the agreement, Mr. Serway receives $315,175 in annual salary and is entitled to participate in any health insurance, accident insurance, hospitalization insurance, life insurance, pension, or any other similar plan or benefit provided by Paradigm Holdings to its executives or employees generally, including any stock option plan.

DESCRIPTION OF PROPERTY

Our principal offices are located at two locations: Our headquarters' location are at 2600 Tower Oaks Boulevard, Suite 500, Rockville, Maryland 20852. This principal office consists of 14,318 square feet, with an annual lease cost of $33,408.63 and is leased until May 31, 2011. Our other primary office, which is in support of our HUD customer, is located at: 15th and H Streets, N.W., Washington, DC 20005. This principal office consists of 16,364 square feet, with an annual lease cost of $35,209.83 and is leased until June 30, 2007.

LEGAL PROCEEDINGS

None.

PRINCIPAL SHAREHOLDERS

Security Ownership Of Certain Beneficial Owners And Management

The following table sets forth information about the beneficial ownership of our common stock as of February 4, 2005 by (i) each person who we know is the beneficial owner of more than 5% of the outstanding shares of common stock (ii) each of our directors or those nominated to be directors, and executive officers, and (iii) all of our directors and executive officers as a group.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)

Common Stock	Raymond Huger	12,775,000	63.88%
	2600 Tower Oaks Blvd.
	Suite 500
	Rockville, Maryland 20852

Common Stock	Frank Jakovac	0	0%
	2600 Tower Oaks Blvd.
	Suite 500
	Rockville, Maryland 20852

Common Stock	Mark Serway	0	0%
	2600 Tower Oaks Blvd.
	Suite 500
	Rockville, Maryland 20852

Common Stock	Frank Ryan	0	0%
	2600 Tower Oaks Blvd.
	Suite 500
	Rockville, Maryland 20852

Common Stock	Harry Kaneshiro	3,150,000	15.75%
	2600 Tower Oaks Blvd.
	Suite 500
	Rockville, Maryland 20852

Common Stock	Samar Ghadry	1,575,000	7.88%
	2600 Tower Oaks Blvd.
	Suite 500
	Rockville, Maryland 20852

Common Stock	Shortline Equity Partners, Inc.	1,107,939	5.50%
	8400 East Prentice Avenue
	Penthouse, Suite 1500
	Greenwood Village, CO 80111

Common Stock	John A. Moore	0	0%
	2600 Tower Oaks Blvd
	Suite 500
	Rockville, MD 20852

Common Stock	Edwin M. Avery	0	0%
	2600 Tower Oaks Blvd
	Suite 500
	Rockville, MD 20852

Common Stock	All Directors and Executive Officers as a Group (Five Persons)	18,607,939	93.01%

_______________

(1)
Applicable percentage of ownership is based on 20,000,000 shares of common stock outstanding as of February 4, 2005 together with securities exercisable or convertible into shares of common stock within 60 days of February 4, 2005 for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of February 4, 2005 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

MARKET PRICE OF AND DIVIDENDS
ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Our common stock has been listed on the NASD OTC Electronic Bulletin Board sponsored by the National Association of Securities Dealers, Inc. under the symbol "PDHO" since September 14, 2004, following our name change and a 1 for 85 reverse stock split. The shares of Cheyenne Resources traded on the OTC BB under the symbol "CHYN" from January 2002 to July 2005. The following table contains the reported high and low bid prices for the common stock as reported on the OTC BB for the periods indicated.

The following table sets forth the high and low bid prices for the common stock as reported on the Over-the-Counter Bulletin Board for each quarter since January 2002 for the periods indicated. Such information reflects inter dealer prices without retail mark-up, mark down or commissions and may not represent actual transactions.

The following table sets forth, for the period indicated, the bid price range of our common stock.

YEAR 2002	High Bid	Low Bid
Quarter Ended March 31, 2002	$0.015	$0.0100
Quarter Ended June 30, 2002	$0.016	$0.0071
Quarter Ended September 30, 2002	$0.025	$0.0070
Quarter Ended December 31, 2002	$0.007	$0.0005

YEAR 2003	High Bid	Low Bid
Quarter Ended March 31, 2003	$0.005	$0.0010
Quarter Ended June 30, 2003	$0.010	$0.0050
Quarter Ended September 30, 2003	$0.010	$0.0020
Quarter Ended December 31, 2003	$0.005	$0.0020

YEAR 2004	High Bid	Low Bid
Quarter Ended March 31, 2004	$0.021	$0.0050
Quarter Ended June 30, 2004	$0.012	$0.0070
Quarter Ended September 30, 2004	$0.035	$0.0060
Quarter Ended December 31, 2004	$05.00	$0.3500

On February 4, 2005, the closing price of our common stock as reported on the Over-the-Counter Bulletin Board was $3.75 per share. As of February 4, 2005, we had in excess of 2,000 holders of common stock and 20,000,000 shares of our common stock were issued and outstanding. Many of our shares are held in brokers' accounts, so we are unable to give an accurate statement of the number of shareholders.

Dividends

We have not paid any dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain any earnings to finance the growth of the business. We cannot assure you that we will ever pay cash dividends. Whether we pay any cash dividends in the future will depend on the financial condition, results of operations and other factors that the Board of Directors will consider.

Recent Sales Of Unregistered Securities

J. Paul Consulting Corporation, Shortline Equity Partners Inc. and Ultimate Investments Corporation subscribed for 10,000,000 shares of Common Stock (post reverse split of one for eighty-five) for $200,000 cash on August 27, 2004. The transaction was exempt from registration pursuant to section 4(6) of the Securities Act of 1933.

Corporate Organization

On November 3, 2004, Paradigm Holdings, Inc., entered into an Agreement and Plan of Reorganization with Paradigm Solutions Merger Corp., a Delaware corporation and wholly-owned subsidiary of Paradigm Holdings (the "Merger Sub"), Paradigm Solutions Corporation, a Maryland corporation and the shareholders of Paradigm Solutions Corporation. Pursuant to the Agreement and Plan of Reorganization, the Merger Sub was merged with and into Paradigm Solutions Corporation, the surviving corporation and continues its existence under the laws of the State of Maryland and is a wholly-owned subsidiary of Paradigm Holdings, Inc. In consideration of the Merger, the Paradigm Solutions Corporation shareholders exchanged 13,699 shares of common stock of Paradigm Solutions Corporation, which was 100% of the issued and outstanding capital stock of Paradigm Solutions Corporation, for 17,500,000 shares of common stock of Paradigm Holdings Inc.

With respect to the sale of unregistered securities referenced above, all transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 (the "1933 Act"), and Regulation D promulgated under the 1933 Act. In each instance, the purchaser had access to sufficient information regarding Paradigm Holdings so as to make an informed investment decision. More specifically, Paradigm Holdings had a reasonable basis to believe that each purchaser was an "accredited investor" as defined in Regulation D of the 1933 Act and otherwise had the requisite sophistication to make an investment in Paradigm Holdings' common stock.

DESCRIPTION OF SECURITIES

Common Stock

Our Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, $0.01 par value per share. As of February 4, 2005, 20,000,000 Paradigm Holdings' shares of common stock were issued and outstanding. The following description is a summary of the capital stock of Paradigm Holdings and contains the material terms of the capital stock. Additional information can be found in our Articles of Incorporation and Bylaws.

Each holder of our common stock is entitled to one vote per share of common stock standing in such holder's name on our records on each matter submitted to a vote of our stockholders, except as otherwise required by law. Holders of our common stock do not have cumulative voting rights so that the holders of more than 50% of the combined shares of our common stock voting for the election of directors may elect all of the directors if they choose to do so and, in that event, the holders of the remaining shares of our common stock will not be able to elect any members to our board of directors. Holders of our common stock are entitled to equal dividends and distributions, per share, when, as and if declared by our board of directors from funds legally available. Holders of our common stock do not have preemptive rights to subscribe for any of our securities nor are any shares of our common stock redeemable or convertible into any of our other securities. If we liquidate, dissolve or wind up our business or affairs, our assets will be divided up pro-rata on a share-for-share basis among the holders of our common stock after creditors and preferred shareholders, if any, are paid.

Transfer Agent

The transfer agent for our common stock is Computershare in Denver, Colorado and its telephone number is (303) 262-0600.

Disclosure Of SEC Position On Indemnification For Securities Act Liabilities

Our Articles of Incorporation, as well as our By-Laws provide for the indemnification of directors, officers, employees and agents of the corporation to the fullest extent provided by the corporate laws of the State of Nevada, as well as is described in the Articles of Incorporation and the By-Laws. These sections generally provide that the Company may indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative except for an action by or in right of the corporation by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation. Generally, no indemnification may be made where the person has been determined to be negligent or guilty of misconduct in the performance of his or her duties to the Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of Paradigm Holdings, pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable.

Anti-Takeover Effects Of Provisions of The Articles Of Incorporation Authorized And Unissued Stock

The authorized but unissued shares of our common and preferred stock are available for future issuance without our shareholders' approval. These additional shares may be utilized for a variety of corporate purposes including but not limited to future public or direct offerings to raise additional capital, corporate acquisitions and employee incentive plans.

EXPERTS

The financial statements of Paradigm Holdings incorporated herein have been so incorporated in reliance upon the report of independent certified public accountants, Aronson & Company, given upon their authority as experts in auditing and accounting. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Section 7 and 11 of the 1933 Act.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by ________, Wyoming.

AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all the information set forth in the registration statement, as permitted by the rules and regulations of the Commission. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document that we have filed as an exhibit to the registration statement are qualified in their entirety by reference to the to the exhibits for a complete statement of their terms and conditions. The registration statement and other information may be read and copied at the Commission's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

FINANCIAL STATEMENTS

PARADIGM HOLDINGS, INC.
(FORMERLY PARADIGM SOLUTIONS CORPORATION)

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1

AUDITED FINANCIAL STATEMENTS
Balance Sheets	F-2 - F-3
Statements of Income	F-4
Statements of Stockholders' Equity	F-5
Statements of Cash Flows	F-6
Notes to Financial Statements	F-7 - F-12

INTERIM UNAUDITED FINANCIAL STATEMENTS
Balance Sheets	F-13 - F-14
Statements of Income	F-15
Statements of Cash Flows	F-16
Notes to Financial Statements	F-17 - F-19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors
PARADIGM HOLDINGS, INC.
(FORMERLY PARADIGM SOLUTIONS CORPORATION)
Rockville, Maryland

We have audited the accompanying Balance Sheets of PARADIGM HOLDINGS, INC. (FORMERLY PARADIGM SOLUTIONS CORPORATION) as of December 31, 2003 and 2002, and the related Statements of Income, Stockholders' Equity and Cash Flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. WE believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PARADIGM HOLDINGS, INC. (FORMERLY PARADIGM SOLUTIONS CORPORATION) as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended in conformity with accounting principles generally accepted in the United States of America.

Rockville, Maryland
December 2, 2004

PARADIGM HOLDINGS, INC.
(FORMERLY PARADIGM SOLUTIONS CORPORATION)
BALANCE SHEETS

December 31,	(AUDITED) 2003	(AUDITED) 2002

ASSETS
CURRENT ASSETS
Cash	$17,890	$630,847
Accounts receivable - contracts	14,494,968	8,511,109
Current portion of notes receivable - stockholder		20,861
Prepaid expenses and other current assets	2,778,410	1,383,962
TOTAL CURRENT ASSETS	17,291,268	10,546,779

PROPERTY AND EQUIPMENT, AT COST
Furniture and fixtures	117,920	33,243
Software	82,051	53,994
Leasehold improvements	102,531
Equipment	916,922	187,569
TOTAL PROPERTY AND EQUIPMENT	1,219,424	274,806
Less: Accumulated depreciation	(204,690)	(119,324)
NET PROPERTY AND EQUIPMENT	1,014,734	155,482

OTHER ASSETS
Deposits	76,207	19,068
Notes receivable - stockholder, net of current portion		26,649
TOTAL OTHER ASSETS	76,207	45,717

TOTAL ASSETS	$18,382,209	$10,747,978

The accompanying Notes to Financial Statements are an integral part of these financial statements.

PARADIGM HOLDINGS, INC.
(FORMERLY PARADIGM SOLUTIONS CORPORATION)
BALANCE SHEETS

	(AUDITED) 2003	(AUDITED) 2002

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILAITIES
Bank overdraft	$695,980	$1,331,365
Note payable - line of credit	3,000,000	358,819
Accounts payable	4,514,721	2,550,592
Deferred revenue	2,328,690
Accrued wages and payroll taxes	1,601,297	812,444
TOTAL CURRENT LIABILITIES	12,140,688	5,053,220

LONG-TERM LIABILITIES
Deferred rent	115,012
TOTAL LIABILITIES	12,255,700	5,053,220

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY (AS RESTATED, NOTE 9)
Common stock - $.01 par value, 50,000,000 shares authorized, 17,500,000 shares issued and outstanding	175,000	175,000
Retained earnings	5,951,509	5,519,758
TOTAL STOCKHOLDERS' EQUITY	6,126,509	5,694,758

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$18,382,209	$10,747,978

The accompanying Notes to Financial Statements are an integral part of these financial statements.

PARADIGM HOLDINGS, INC.
(FORMERLY PARADIGM SOLUTIONS CORPORATION)
STATEMENTS OF INCOME

Years Ended December 31,	(AUDITED) 2003	(AUDITED) 2002

CONTRACT REVENUE
Service contracts	$36,091,375	$26,656,972
Repair and maintenance contracts	15,114,617	11,016,120
TOTAL CONTRACT REVENUE	51,205,992	37,673,092

Cost of revenue
Service contracts	26,282,131	19,189,806
Repair and maintenance contracts	12,468,283	9,051,552
Total cost of revenue	38,750,414	28,241,358

Gross margin	12,455,578	9,431,734
Indirect costs	12,021,115	7,076,113
Income from operations	434,463	2,355,621

Other (expense) income
Interest income - stockholder	1,607	4,039
Interest income - other	20,085	30,665
Interest expense	(290)	(2,741)
Other (expense) income	(24,114)	319
Total other (expense) income	(2,712)	32,282

Net income	$431,751	$2,387,903

Basic and diluted net income per common share	$0.02	$0.14

Basic and diluted weighted average common share used to compute net income per share	17,500,000	17,500,000

The accompanying Notes to Financial Statements are an integral part of these financial statements.

PARADIGM HOLDINGS, INC.
(FORMERLY PARADIGM SOLUTIONS CORPORATION)
STATEMENTS OF STOCKHOLDERS' EQUITY
(AUDITED)

Years Ended December 31, 2003 and 2002	Common Stock	Retained Earnings	Total

BALANCE, JANUARY 1, 2002 (AS RESTATED, NOTE 9)	$ 175,000	$ 3,131,855	$ 3,306,855

NET INCOME		2,387,903	2,387,903

BALANCE, DECEMBER 31, 2002	175,000	5,519,758	5,694,758

NET INCOME		431,751	431,751

BALANCE, DECEMBER 31, 2003	$ 175,000	$ 5,951,509	$ 6,126,509

The accompanying Notes to Financial Statements are an integral part of these financial statements.

PARADIGM HOLDINGS, INC.
(FORMERLY PARADIGM SOLUTIONS CORPORATION)
STATEMENTS OF CASH FLOWS
(AUDITED)

Years Ended December 31,	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$431,751	$2,387,903

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH USED BY OPERATING ACTIVITIES:
Depreciation	159,292	48,001
Loss on disposal	24,315	--
(INCREASE) DECREASE IN
Accounts receivable - contracts	(5,983,859)	(2,167,584)
Prepaid expenses and other current assets	(1,394,448)	(646,809(
Deposits	(57,139)	(4,473)
(DECREASE) INCREASE IN
Accounts payable	1,964,129	32,437
Deferred rent	115,012
Deferred revenue	2,328,690
Accrued wages and payroll taxes	788,853	276,182
NET CASH USED BY OPERATING ACTIVITIES	(1,623,404)	(74,343)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(1,042,859)	(108,559)
Repayment of notes receivable - stockholder	47,510	19,453
NET CASH USED BY INVESTING ACTIVITIES	(995,349)	(89,106)

CASH FLOWS FROM FINANCING ACTIVITIES
Bank overdraft	(635,385)	913,142
Proceeds from line of credit	7,214,629	1,757,040
Payments on line of credit	(4,573,448)	(1,928,186)
NET CASH PROVED BY FINANCING ACTIVITIES	2,005,796	741,996

NET (DECREASE) INCREASE IN CASH	(612,957)	478,547

CASH, BEGINNING OF YEAR	630,847	52,300

CASH, END OF YEAR	$17,890	$630,847

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$290	$2,741

The accompanying Notes to Financial Statements are an integral part of these financial statements.

PARADIGM HOLDINGS, INC.
(FORMERLY PARADIGM SOLUTIONS CORPORATION)
NOTES TO FINANCIAL STATEMENTS (AUDITED)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES ORGANIZATION

Paradigm Holdings, Inc. (the Corporation), formerly Cheyenne Resources, Inc., was incorporated in the state of Wyoming on November 17, 1970 and, effective November 3, 2004 (see Note 10), conducts business through its wholly owned subsidiary Paradigm Solutions Corporation.

The Corporation is a full-service information technology (IT) and business solutions provider offering a wide range of technical support and management services to improve the operational efficiency of government and industry. The Corporation graduated from the Small Business Administration's S(a) Business Development program on October 13, 2004. Today, the Corporation possesses a portfolio of flexible contract vehicles arrangements to expedite delivery of information technology services and solutions to clients across the federal government.

These financial statements include the accounts of Paradigm Solutions Corporation. The accounts of Paradigm Holdings, Inc. will be included in the financial statements beginning November 3, 2004.

USE OF ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH

For purposes of financial statement presentation, the Corporation considers all highly liquid debt instruments with initial maturities of ninety days or less to be cash equivalents. The Company maintains cash balances which may exceed federally insured limits. Management does not believe that this results in any significant credit risk.

FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2003 and 2002, the carrying value of current financial instruments such as cash, accounts receivable, accounts payable, and accrued liabilities approximated their market values, based on the short-term maturities of these instruments. Fair value is determined based on expected cash flows, discounted at market rates, and other appropriate valuation methodologies.

CONTRACT REVENUE

Revenue from time and materials contracts is recognized as costs are incurred at amounts represented by the agreed-upon billing amounts.

Revenue from fixed-price contracts is recognized under the percentage-of-completion method of accounting, with costs and estimated profits included in contract revenue as work is performed. If actual and estimated costs to complete a contract indicate a loss, provision is made currently for the anticipated loss on the contract.

Revenue from cost-type contracts is recognized as costs are incurred on the basis of direct costs plus allowable indirect costs and an allocable portion of the fixed fee.

Revenue from repair and maintenance contracts is recognized on a straight-line basis over the life of the contract.

Revenue recognized on contracts for which billings have not yet been presented to customers is included in the Accounts receivable - contracts classification on the accompanying Balance Sheets.

Deferred revenue relates to contracts for which customers are billed or pay in advance of services to be performed at a future date.

COST OF REVENUE

Cost of revenue for service contracts consist primarily of labor, consultant, subcontract, and other costs attributable to the performance of the contract.

Cost of revenue for repair and maintenance contracts consist primarily of subcontract, labor, and other costs attributable to the performance of the contract.

ACCOUNTS RECEIVABLE

Accounts receivable are attributable to trade receivables in the ordinary course of business. Estimates relating to allowance for doubtful accounts are based on historical experience, troubled account information and other available information.

MAJOR CUSTOMERS

During the years ended December 31, 2003 and 2002, revenues from three and two contracts with the Company's major customers were 29% of total revenue for both years and 36% and 23% of total accounts receivable at the end of the respective years.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at the original cost to the corporation and are depreciated using straight-line methods over established useful lives of three to seven years. Software is recorded at original cost and depreciated on the straight-line basis over three years. Leasehold improvements are recorded at original cost and are depreciated on the straight-line basis over the life of the lease.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Expenses for fiscal years ending December 31, 2003 and 2002 were immaterial.

SOFTWARE DEVELOPMENT COSTS

Software development costs are included in indirect costs and are expensed as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed" requires the capitalization of certain software development costs once technological feasibility is established, which the Corporation generally defines as completion of a working model. Capitalization ceases when the products are available for general release to customers, at which time amortization of the capitalized costs begins on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. As of December 31, 2003, the Corporation had not established technological feasibility for its software product, and therefore, no costs have been capitalized.

All other research and development costs are expensed as incurred. For the year ended December 31, 2003, R&D expenses totaled $559,073. There were no R&D expenses incurred during the year ended December 31, 2002.

INCOME TAXES

The Corporation files its income tax returns on the cash basis of accounting, whereby revenue is recognized when received, and expenses are recognized when paid. Certain transactions will effect different periods for financial statement and income tax reporting purposes. The Corporation has elected to be treated as an S Corporation and therefore does not pay Federal and state corporate income taxes on its taxable income since the tax attributes of the Corporation are reported on the stockholders' tax returns. The reported amount of net assets and liabilities exceeded their net tax basis at December 31, 2003 and 2002, by approximately $8,299,000 and $6,559,000, respectively.

NET INCOME PER SHARE

Basic net income per common share is calculated by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted average number of common shares plus dilutive common stock equivalents outstanding during the period. Anti-dilutive common stock equivalents are excluded. There were no dilutive common stock equivalents outstanding during the years ended December 31, 2003 and 2002.

RECLASSIFICATION

Certain 2002 balances have been reclassified to conform with the 2003 presentation.

2. ACCOUNTS RECEIVABLE

The accounts receivable consist of billed and unbilled amounts under contracts in progress with governmental units, principally the Bureau of Alcohol, Tobacco, and Firearms, the Office of the Comptroller of the Currency, the U.S. Secret Service, and the Internal Revenue Service. The components of accounts receivable at December 31, 2003 and 2002 are:

	2003	2002
Billed receivables	$12,727,297	$8,510,123
Unbilled receivables	1,767,671	986
TOTAL	$14,494,968	$8,511,109

All receivables are expected to be collected during the next fiscal year and are pledged to the bank as collateral for the line of credit.

3. NOTES RECEIVABLE - STOCKHOLDER

At December 31, 2002, the Corporation had loans outstanding with its majority stockholder, as follows:

Note from majority stockholder, due in 120semi-monthly installments of $494 including interest at 78, final payment made in 2003.	$16,873
Note from majority stockholder, due in 120 semi-monthly installments of $484 including interest at 76, final payment made in 2003.	30,637

SUBTOTAL	47,510
Less: Current portion	(20,861)

LONG-TERM PORTION	$26,649

The stockholder loans were paid in full during the year ended December 31, 2003. Interest income earned and received during 2003 and 2002 for the stockholder loans was $1,607 and $4,039, respectively.

4. NOTE PAYABLE - LINE OF CREDIT

The Corporation has a line of credit arrangement with SunTrust Bank which expired April 30, 2004 and was subsequently extended until June 30, 2005. Under the agreement the line is due on demand and interest is payable monthly at a rate equal to LIBOR plus 2.45%. The weighted average interest rates incurred for the years ended December 31, 2003 and 2002 were 3.51% and 4.96%, respectively. The line of credit is secured by substantially all of the assets of the Corporation. The maximum amount available under the line o£ credit at December 31, 2003 and 2002 was $4,000,000. At December 31, 2003 and 2002, the outstanding balance on the line was $3,000,000 and $358,819, respectively.

The line of credit agreement contains certain financial covenants, including fiscal year net income, such as minimum tangible net worth and a debt coverage ratio, with which the corporation was in compliance at December 31, 2003 and 2002.

Subsequent to year end, the Corporation entered into a new line of credit agreement with SunTrust Bank. Under this new agreement, the line is due on demand and expires June 30, 2005. Interest is payable monthly depending on the Corporation's leverage ratio at the libor rate plus the applicable spread which ranges from 1.95% to 2.50%. Under the terms of the agreement, the Corporation may borrow up to the lesser of $5,000,000 or 85% of eligible Government receivables plus 75% of eligible commercial receivable.

5. LEASES

The Corporation is obligated under an operating lease, as lessee, for its office space which expires in 2011. The lease contains escalation clauses for 2.5%-3% annual increases in the base monthly rent. In addition, the Corporation leases equipment, as lessee, under noncancelable operating leases that expire at various times through March 2006.

The following is a schedule, by year, of future minimum rental payments required under the operating leases:

Year Ending
December 31	Office Space	Equipment	Total
2004	$817,952	$39,988	$857,940
2005	829,776	8,046	837,822
2006	851,615	1,680	853,295
2007	543,515	--	543,515
2008	447,132	--	447,132
Thereafter	1,126,640	--	1,126,640
Total	$4,616,630	$49,714	$4,666,344

Total rent expense for the years ended December 31, 2003 and 2002 was $613,202 and $204,126, respectively.

6. RETIREMENT PLAN

The Corporation maintains a 401(k) profit sharing retirement plan for all eligible employees. Under the plan, employees become eligible to participate after three months of employment. The annual contribution under this plan is based on employee participation. The participants may elect to contribute up to 15% of their gross annual earnings limited to amounts specified in Internal Revenue Service Regulations and indexed for inflation. The Corporation's matching contribution to the Plan is determined annually by the Board of Directors. For the years ended December 31, 2003 and 2002, the Corporation contributed an amount equal to 100% of the first 3% of the employees' contributions as a match. Employees vest 100% in all salary reduction contributions. Rights to benefits provided by the Corporation's matching contributions vest over a five year period. The Corporation's contributions were $224,684 and $148,041 for the years ended December 31, 2003 and 2002, respectively.

7. COMPENSATION AGREEMENT

During 1999, the Corporation entered into a Section 162 Bonus Plan for the benefit of its executives. This plan is a nonqualified employee benefit arrangement. The Corporation pays a bonus to its executives who use the bonus to pay the premiums on life insurance policies insuring his/her life. The policies are owned personally by the executives. The bonus payments are treated as additional compensation to the executives. The Corporation's bonus payments under this plan were $86,628 and $42,623 for the years ended December 31, 2003 and 2002, respectively.

8. CONTRACT STATUS

PROVISIONAL INDIRECT COST RATES

Billings under cost-based government contracts are calculated using provisional rates which permit recovery of indirect costs. These rates are subject to audit on an annual basis by the government agencies' cognizant audit agency. The cost audits will result in the negotiation and determination of the final indirect cost rates which the Corporation may use for the period(s) audited. The final rates, if different from the provisionals, may create an additional receivable or liability.

As of December 31, 2003, the Corporation has had no final settlements on indirect rates. The Corporation periodically reviews its cost estimates and experience rates and adjustments, if needed, are made and reflected in the period in which the estimates are revised. In the opinion of management, redetermination of any cost-based contracts for the open years will not have any material effect on the Corporation's financial position or results of operations.

CONTRACT STATUS

The Corporation has authorized but uncompleted contracts on which work is in progress at December 31, 2003 approximately, as follows:

Total contract prices of initial contract awards, including exercised options and approved change orders (modifications)	$143,687,000
Completed to date	(111,121,000)
AUTHORIZED BACKLOG	$32,566,000

The foregoing contracts contain unfunded and unexercised options not reflected in the above amounts of approximately $67,176,000.

9. STOCKHOLDERS EQUITY

Stockholders' equity of the Corporation has been restated retroactively to reflect the equivalent number of shares of common stock received in the reverse acquisition with Paradigm Holdings, Inc. which occurred on November 3, 2004.

10. SUBSEQUENT EVENTS REVERSE ACQUISITION:

On November 3, 2004, Paradigm Holdings, Inc. (PDHO) entered into an Agreement and Plan of Reorganization with Paradigm Solutions Merger Corp. (Merger Sub), Paradigm Solutions Corporation (PSC), and the shareholders of PSC. Pursuant to the Agreement and Plan of Reorganization, the Merger Sub was merged with and into PSC, which was the surviving corporation, and became a wholly owned subsidiary of PDHO. In consideration of the merger, the PSC shareholders exchanged 13,699, or 100%, of their common stock for 17,500,000 shares of common stock of PDHO.

Although PDHO is the legal acquirer in the acquisition, and remains the registrant with the SEC, under generally accepted accounting principles, the acquisition was accounted for as a reverse acquisition, whereby PSC is considered the "acquirer" of PDHO for financial reporting purposes. The following factors were considered: 1) PSC's shareholders controlled more than 50% of the post acquisition combined entity, 2) management, after the acquisition, is that of PSC, 3) PDHO had no assets and an immaterial amount of liabilities as of the acquisition date, and 4) continuing operations of the business are that of PSC.

Revocation of S-Corporation Status

Effective November 5, 2004, PSC revoked its S-Corporation status. At that date, the Corporation had net income which has been recognized for reporting purposes, but not for income tax purposes of approximately $6,552,000. This net deferred income will be recognized for income tax purposes equally over four years beginning with the year ending December 31, 2004. The revocation of the S-Corporation status will result in a deferred income tax liability that will be recorded on the date of revocation of approximately $2,530,000. Net income for the year ending December 31, 2004 and retained earnings at that date will be reduced by this amount.

Pro Forma Financial Statements

Below is summarized financial statement as of December 31, 2003 and 2002 and for the years then ended with pro forma adjustments related to income taxes in order to reflect the activities of the company as if it had been a C-corporation during those periods.

	December 31, 2003	December 31, 2002
BALANCE SHEET DATA:	(Proforma)	(Proforma)

Current assets
Cash	$17,890	$630,847
Accounts receivable - contracts	14,494,968	8,511,109
Current portion of notes receivable - stockholder	--	20,861
Prepaid expenses and other current assets	2,778,410	1,383,962
Total current assets	17,291,268	10,546,779

Total property and equipment	1,219,424	274,806
Less: accumulated depreciation	(204,690)	(119,324)

Net property and equipment	1,014,734	155,482

Total other assets	76,207	45,717

Total assets	$18,382,209	$10,747,978

Current liabilities
Bank overdraft	$695,980	$1,331,365
Note payable - line of credit	3,000,000	358,819
Accounts payable	4,514,721	2,550,592
Deferred revenue	2,328,690	--
Accrued wages and payroll taxes	1,601,297	812,444
Income tax provision	172,700	955,161
Total current liabilities	12,313,388	6,608,381

Long-term liabilities
Deferred rent	115,012	--

Total liabilities	$12,428,400	$6,008,381

Total stockholders' equity	$5,953,809	$4,739,597

Total liabilities and stockholders' equity	$18,382,209	$10,747,978

	FOR THE YEAR ENDED	FOR THE YEAR ENDED
	DECEMBER 31, 2003	DECEMBER 31, 2002
STATEMENT OF OPERATION DATA:	(Pro forma)	(Pro forma)

Contract revenue	51,205,992	37,673,092

Cost of revenue	38,750,414	28,241,358

Gross margin	12,455,578	9,431,734

Indirect costs	12,021,115	7,076,113

Income from operations	434,463	2,355,621

Total other (expense) income	(2,712)	32,282

Net income before taxes	431,751	2,387,903

Income tax provision	$172,700	$955,161

Net income	$259,051	$1,432,742

Basic and diluted net income per common share	$0.02	$0.08

Weighted average common shares outstanding	17,500,000	17,500,000

Interim	(Unaudited)	(Unaudited)
September 30,	9/30/2004	9/30/2003
Assets

Current assets
Cash	$655,740	$723,527
Accounts receivable - contracts	10,210,070	8,355,455
Prepaid expenses and other current assets	1,251,863	969,694

Total current assets	12,117,673	10,048,676

Property and equipment, at cost
Furniture and fixtures	124,845	145,401
Software	285,003	116,521
Leasehold improvements	121,000	12,928
Equipment	964,946	552,287
Total property and equipment	1,495,794	827,137
Less: Accumulated depreciation	(423,848)	(214,883)

Net property and equipment	1,071,946	612,254

Other assets
Deposits	76,207	40,897

Total other assets	76,207	40,897

Total assets	$13,265,826	$10,701,827

Interim	(Unaudited)	(Unaudited)
September 30,	9/30/2004	9/30/2003
Liabilities and Stockholders' Equity

Current liabilities
Accounts payable	$2,334,490	$3,091,257
Deferred revenue	1,807,519	42,820
Accrued wages and payroll taxes	2,682,828	1,355,807

Total current liabilities	6,824,837	4,489,884

Long-term liabilities
Deferred rent	129,723

Total liabilities	6,954,560	4,489,884

Commitments and contingencies

Stockholders' equity
Common stock - $.01 par value, 50,000,000 shares authorized,
17,500,000 shares issued and outstanding	175,000	175,000
Retained earnings	6,136,266	6,036,943

Total stockholders' equity	6,311,266	6,211,943

Total liabilities and stockholders' equity	$13,265,826	$10,701,827

Interim	(Unaudited)	(Unaudited)
Nine Months Ending	9/30/2004	9/30/2003

Contract revenue
Service Contracts	$29,742,079	$26,441,540
Repair and Maint. Contracts	16,970,005	10,727,165

Total Contract revenue	46,712,084	37,168,705

Cost of revenue
Service Contracts	20,291,418	19,662,916
Repair and Maint. Contracts	14,367,487	8,796,275

Total cost of revenue	34,658,905	28,459,191

Gross margin	12,053,179	8,709,514

Indirect costs	11,833,540	8,210,885

Income from operations	219,639	498,629

Other (expense) income
Interest income - stockholder		1,493
	10,641	17,221
Interest expense	(46,053)	(275)
Other income	530	118

Total other (expense) income	(34,882)	18,557

Net income	$184,757	$517,186

Basic and diluted net income per common share	$0.01	$0.03

Basic and diluted weighted average common shares used to compute net income per share	17,500,000	17,500,000

Interim	(Unaudited)	(Unaudited)
Nine Months Ending	9/30/2004	9/30/2003
Cash flows from operating activities
Net income	$184,757	$517,186
Adjustments to reconcile net income to net cash (used) provided by operating activities:
Depreciation	219,158	95,559

(Increase) decrease in
Accounts receivable - contracts	4,284,897	155,654
Prepaid expenses and other current assets	1,526,547	414,268
Deposits		(21,829)
(Decrease) increase in
Accounts payable	(2,189,221)	540,665
Deferred rent	14,711
Deferred revenue	(521,171)	42,820
Accrued wages and payroll taxes	1,090,521	543,363

Net cash provided by operating activities	4,610,199	2,287,686

Cash flows from investing activities
Purchases of property and equipment	(276,369)	(552,332)
Repayment of notes receivable - stockholder		47,510

Net cash used by investing activities	(276,369)	(504,822)

Cash flows from financing activities
Bank overdraft	(695,980)	(1,331,365)
Payments on line of credit	(3,000,000)	(358,819)

Net cash (used) by financing activities	(3,695,980)	(1,690,184)

Net increase in cash	637,850	92,680

Cash, beginning of year	17,890	630,847

Cash, end of period	$655,740	$723,527

PARADIGM HOLDINGS, INC.
(FORMERLY PARADIGM SOLUTIONS CORPORATION)
NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

1.	Organization and significant accounting policies
Organization: Paradigm Holdings, Inc. (the Corporation), formerly Cheyenne Resources, Inc., was incorporated in the state of Wyoming on November 17, 1970 and, effective November 3, 2004 (see Note 3), conducts business through its wholly owned subsidiary Paradigm Solutions Corporation.

The Corporation is a full-service information technology and business solutions provider offering a wide range of technical support and management services to improve the operational efficiency of government and industry. The Corporation is a small disadvantaged business concern as defined by the Small Business Administration's regulations and has been participating in the Section 8(a) Business Development (BD) program.

These financial statements include the accounts of Paradigm Solutions Corporation. The accounts of Paradigm Holdings, Inc. will be included in the financial statements beginning November 3, 2004.

Basis of presentation: The financial statements for the nine months ending September 30, 2004 and September 30, 2003 are unaudited and reflect all adjustments consisting of normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the results for the interim periods. The results of operations for the nine months ending September 30, 2004 and September 30, 2003 are not necessarily indicative of the results expected for the full year ending December 31, 2004 and reported December 31, 2003, respectively. All amounts are approximate due to rounding. The September 30, 2004 and September 30, 2003 financial statements were prepared following the requirements of the Securities and Exchange Commission ("SEC") for interim reporting. As permitted under the rules, certain footnotes or other financial information that are normally required by GAAP (accounting principles generally accepted in the United States of America) can be condensed or omitted.

Use of accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contract revenue: Revenue from time and materials contracts is recognized as costs are incurred at amounts represented by the agreed-upon billing amounts.

Revenue from fixed-price contracts is recognized under the percentage-of-completion method of accounting, with costs and estimated profits included in contract revenue as work is performed. If actual and estimated costs to complete a contract indicate a loss, provision is made currently for the anticipated loss on the contract.

Revenue from cost-type contracts is recognized as costs are incurred on the basis of direct costs plus allowable indirect costs and an allocable portion of the fixed fee.

Revenue from repair and maintenance contracts is recognized on a straight-line basis over the life of the contract.

Revenue recognized on contracts for which billings have not yet been presented to customers is included in the Accounts receivable - contracts classification on the accompanying Balance Sheets.

Deferred revenue relates to contracts for which customers are billed or pay in advance of services to be performed at a future date.

Cost of revenue: Cost of revenue for service contracts consist primarily of labor, consultant, subcontract, and other costs attributable to the performance of the contract.

Cost of revenue for repair and maintenance contracts consist primarily of subcontract, labor, and other costs attributable to the performance of the contract.

Accounts receivable: Accounts receivable are attributable to trade receivables in the ordinary course of business. Estimates relating to allowance for doubtful accounts are based on historical experience, troubled account information and other available information.

Software development costs: Software development costs are included in indirect costs and are expensed as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed" requires the capitalization of certain software development costs once technological feasibility is established, which the Corporation generally defines as completion of a working model. Capitalization ceases when the products are available for general release to customers, at which time amortization of the capitalized costs begins on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. As of September 30, 2004, the Corporation had not established technological feasibility for its software product, and therefore, no costs have been capitalized.

All other research and development costs are expensed as incurred. For the nine months ending September 30, 2004, R&D expenses totaled $1,026,077.

Income taxes: The Corporation files its income tax returns on the cash basis of accounting, whereby revenue is recognized when received, and expenses are recognized when paid. Certain transactions will effect different periods for financial statement and income tax reporting purposes. The Corporation has elected to be treated as an S Corporation and therefore does not pay Federal and state corporate income taxes on its taxable income since the tax attributes of the Corporation are reported on the stockholders' tax returns.

2.	Stockholders equity
Net income per share: Basic net income per common share is calculated by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted average number of common shares plus dilutive common stock equivalents outstanding during the period. Anti-dilutive common stock equivalents are excluded. There were no dilutive common stock equivalents outstanding during the nine months ended September 30, 2004 and 2003.

3.	Subsequent events
Stockholders' equity of the Corporation has been restated retroactively to reflect the equivalent number of shares of common stock received in the reverse acquisition with Paradigm Holdings, Inc. which occurred on November 3, 2004.

3.	Subsequent events (continued)
Reverse Acquisition: On November 3, 2004, Paradigm Holdings, Inc. (PDHO) entered into an Agreement and Plan of Reorganization with Paradigm Solutions Merger Corp. (Merger Sub), Paradigm Solutions Corporation (PSC), and the shareholders of PSC. Pursuant to the Agreement and Plan of Reorganization, the Merger Sub was merged with and into PSC, which was the surviving corporation, and became a wholly owned subsidiary of PDHO. In consideration of the merger, the PSC shareholders exchanged 13,699, or 100%, of their common stock for 17,500,000 shares of common stock of PDHO.

Although PDHO is the legal acquirer in the acquisition, and remains the registrant with the SEC, under generally accepted accounting principles, the acquisition was accounted for as a reverse acquisition, whereby PSC is considered the "acquirer" of PDHO for financial reporting purposes. The following factors were considered: 1) PSC's shareholders controlled more than 50% of the post acquisition combined entity, 2) management, after the acquisition, is that of PSC, 3) PDHO had no assets and an immaterial amount of liabilities as of the acquisition date, and 4) continuing operations of the business are that of PSC.

Revocation of S-Corporation status: Effective November 5, 2004, PSC revoked its S-Corporation status. At that date, the Corporation had net income which has been recognized for reporting purposes, but not for income tax purposes of approximately $6,552,000. This net deferred income will be recognized for income tax purposes equally over four years beginning with the year ending December 31, 2004. The revocation of the S-Corporation status will result in a deferred income tax liability that will be recorded on the date of revocation of approximately $2,530,000. Net income for the year ending December 31, 2004 and retained earnings at that date will be reduced by this amount.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification Of Directors And Officers

Paradigm Holdings' bylaws provide that we have the power to indemnify any officer or director against damages if such person acted in good faith and in a manner the person reasonably believed to be in the best interests of our Company. No indemnification may be made (i) if a person is adjudged liable unless a Court determines that such person is entitled to such indemnification, (ii) with respect to amounts paid in settlement without court approval or (iii) expenses incurred in defending any action without court approval.

Item 25. Other Expenses Of Issuance And Distribution

The following table sets forth estimated expenses expected to be incurred in connection with the issuance and distribution of the securities being registered. All expenses will be paid by Paradigm Holdings.

Securities and Exchange Commission Registration Fee	$2,000
Printing and Engraving Expenses	$2,500
Accounting Fees and Expenses	$15,000
Legal Fees and Expenses	$30,000
Miscellaneous	$500
TOTAL	$50,000

Item 26. Recent Sales Of Unregistered Securities

J. Paul Consulting Corporation, Shortline Equity Partners Inc. and Ultimate Investments Corporation subscribed for 10,000,000 shares of Common Stock (post reverse split of one for eighty-five) for $200,000 cash on August 27, 2004. The transaction was exempt from registration pursuant to Section 4 (6) of the Securities Act of 1933.

Corporate Organization

On November 3, 2004, Paradigm Holdings, Inc., entered into an Agreement and Plan of Reorganization with Paradigm Solutions Merger Corp., a Delaware corporation and wholly-owned subsidiary of Paradigm Holdings (the "Merger Sub"), Paradigm Solutions Corporation, a Maryland corporation and the shareholders of Paradigm Solutions Corporation. Pursuant to the Agreement and Plan of Reorganization, the Merger Sub was merged with and into Paradigm Solutions Corporation, the surviving corporation and continues its existence under the laws of the State of Maryland and is a wholly-owned subsidiary of Paradigm Holdings, Inc. In consideration of the Merger, the Paradigm Solutions Corporation shareholders exchanged 13,699 shares of common stock of Paradigm Solutions Corporation, which was 100% of the issued and outstanding capital stock of Paradigm Solutions Corporation, for 17,500,000 shares of common stock of Paradigm Holdings Inc.

With respect to the sale of unregistered securities referenced above, all transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 (the "1933 Act"), and Regulation D promulgated under the 1933 Act. In each instance, the purchaser had access to sufficient information regarding Paradigm Holdings so as to make an informed investment decision. More specifically, Paradigm Holdings had a reasonable basis to believe that each purchaser was an "accredited investor" as defined in Regulation D of the 1933 Act and otherwise had the requisite sophistication to make an investment in Paradigm Holdings' common stock.

Item 27. Index to Exhibits

Exhibit No.	Description	Location

2.1
Agreement and Plan of Reorganization,dated November 3, 2004, by and among Paradigm Holdings, Inc. a Wyoming corporation Paradigm Solutions Merger Corp., a Delaware corporation and wholly-owned subsidiary of Paradigm Holdings, Inc., Paradigm Solutions Corporation, a Maryland corporation and the shareholders of Paradigm Solutions Corporation
Incorporated by reference to Exhibit 99.1 to the Registrant's Amendment No. 1 to Current Report on form 8-K filed November 12, 2004.

5.1	Opinion re: legality	To be provided by amendment

10.1	Employment Agreement, effective November 4, 2004 by and between Paradigm Holdings and Raymond Huger	Provided herewith

10.2	Employment Agreement, effective November 4, 2004 by and between Paradigm Holdings and Frank Jakovac	Provided herewith

10.3	Employment Agreement, effective November 4, 2004 by and between Paradigm Holdings and Mark Serway	Provided herewith

14.1	Code of Ethics	Provided herewith

23.1	Consent of Aronson & Company	Provided herewith

23.2	Consent of ________	To be provided by amendment.

Item 28. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Sections 10(a) (3) of the Securities Act of 1933 (the Act );

(ii) Reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

(iii) Include any additional or changed material information on the plan of distribution;

(2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the end of the offering. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Form SB-2 and authorized this registration statement to be signed on our behalf by the undersigned, in Rockville, Maryland, February 11, 2005.

PARADIGM HOLDINGS, INC.

By:	/s/ Raymond Huger

Raymond Huger Chief Executive Officer and Chairman of the Board of Directors

By:	/s/ Mark Serway

Mark Serway Senior Vice-President, Chief Financial Officer and Principal Accounting Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Raymond Huger his true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him and in his name, place and stead, in any and all capacities (until revoked in writing), to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or is substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

SIGNATURE	TITLE	DATE

/s/ Raymond Huger	Chief Executive Officer and	February 11, 2005
Raymond Huger	Chairman of the Board of Directors

/s/ Frank Jakovac	President, Chief Operations Officer	February 11, 2005
Frank Jakovac	and Director

/s/ Frank Ryan	Director	February 11, 2005
Frank Ryan

	Director	February ___, 2005
John A. Moore

	Director	February ___, 2005
Edwin Mac Avery

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